UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the period ended 30 June 2026
Commission File Number      001-14642
ING GROEP NV
(Exact name of Registrant as specified in its charter)
Bijlmerdreef 106
1102 CT Amsterdam
The Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-
F.
Form 20-F [x]      Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
[ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
[ ]
This Report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form S-8 (Nos.
333-92220, 333-81564, 333-108833, 333-125075, 333-137354, 333-149631, 333-158154, 333-158155,
333-165591, 333-168020, 333-172919, 333-172920, 333-172921 and 333-215535) and in the registration statement on Form F-3 (No. 333-286734) of ING Groep N.V. and shall be a part thereof from the date on which this
Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	2

Table of contents

Presentation of information	3
Cautionary Statement with respect to Forward-looking Statements	4

Interim Report	7
Condensed consolidated results	7
Retail Banking	9
Wholesale Banking	12

Risk management	15
Business environment	15
Credit risk	16
Other risks and uncertainties	23

Capital management	24

Additional notes to the Condensed consolidated interim financial statements	47
17 Segments	47
18 Fair value of assets and liabilities	51
19 Legal proceedings	60
20 Businesses acquired and divested	62
21 Subsequent events	62

Other information	63
Alternative performance measures	64
Presentation of information
The Condensed consolidated interim financial statements included in this report on Form 6-K are prepared in accordance with International
Accounting Standard 34 ‘Interim Financial Reporting’ as adopted by the
International Accounting Standards Board (‘IFRS-IASB’). In preparing the financial statements in this document, except as described otherwise, the same accounting principles are applied as in ING Groep N.V.’s Annual
Report on Form 20-F for the year ended 31 December 2025 (the “2025
Form 20-F”).
In this report, and unless otherwise stated or the context otherwise dictates, references to "ING Groep N.V.", "ING Groep NV", "ING Groep" and
"ING Group" refer to ING Groep NV and references to "ING", the
"Company", the "Group", "we" and "us" refer to ING Groep NV and its consolidated subsidiaries. ING Groep N.V.'s primary banking subsidiary is
ING Bank N.V. (together with its consolidated subsidiaries, "ING Bank").
References to "Executive Board" and "Supervisory Board" refer to the
Executive Board or Supervisory Board of ING Groep N.V., respectively.
ING presents its Condensed consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$” and
“Dollars” are to the United States dollars and references to "€" and “EUR”
are to euros.
ING prepares financial information in accordance with IFRS Accounting
Standards as issued by the International Accounting Standards Board
(“IFRS-IASB”) for purposes of reporting with the U.S. Securities and
Exchange Commission (“SEC”), including financial information contained herein. ING Group’s accounting policies and its use of various options under
IFRS-IASB are described under Note '1.2  Basis of preparation of the
Condensed consolidated interim financial statements’. In this document the term “IFRS-IASB” is used to refer to IFRS-IASB as applied by ING Group.
The published 2026 ING Group Condensed consolidated interim financial statements, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to IFRS Accounting Standards as adopted by the European Union
(“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (IFRS-EU).
IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39
‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, ING
Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the IFRS-EU “carve-
out” version of IAS 39. Under the IFRS-EU “IAS 39 carve-out”, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket, and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and hedge ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. IFRS-IASB financial information is prepared by reversing the hedge accounting impacts that are applied under the IFRS-EU “carve-out” version of IAS 39.
Financial information under IFRS-IASB accordingly does not take into account the possibility that, had ING Group applied IFRS-IASB as its primary accounting framework, it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this report.
Other than for the purpose of SEC reporting, ING Group intends to continue to prepare its Financial Statements under IFRS-EU. A reconciliation between IFRS-EU and IFRS-IASB for shareholders’ equity and net result as of and for the six months ended 30 June 2026 is included in Note '1.2
Basis of preparation of the Condensed consolidated interim financial statements’.
Certain amounts set forth herein, such as percentages, may not sum due to rounding.
Cautionary Statement with respect to Forward-looking
Statements
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation:
▪changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures
▪changes affecting interest rate levels
▪any default of a major market participant and related market disruption
▪changes in performance of financial markets, including in Europe and developing markets
▪fiscal uncertainty in Europe and the United States
▪discontinuation of or changes in ‘benchmark’ indices
▪inflation and deflation in our principal markets
▪changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness
▪failures of banks falling under the scope of state compensation schemes
▪non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof
▪geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine, other existing or emerging military conflicts, the risk of further military escalation, geopolitical tensions, trade restrictions and the related international response measures
▪legal and regulatory risks in certain countries with less developed legal and regulatory frameworks
▪prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions, (also among members of the group)
▪ING’s ability to meet minimum capital and other prudential regulatory requirements
▪changes in regulation of US commodities and derivatives businesses of
ING and its customers
▪application of bank recovery and resolution regimes, including write-
down and conversion powers in relation to our securities
▪outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues
▪changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA
▪operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence
▪risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing
▪changes in general competitive factors, including ability to increase or maintain market share
▪inability to protect our intellectual property and infringement claims by third parties
▪inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties
▪changes in credit ratings
▪business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change, diversity, equity and inclusion and other ESG-related matters, including data gathering and reporting and also including managing the conflicting laws and requirements of governments, regulators and authorities with respect to these topics
▪inability to attract and retain key personnel
▪future liabilities under defined benefit retirement plans
▪failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines
▪changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and
▪the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein)
and ING’s more recent disclosures, including press releases, which are available on www.ING.com.
This document may contain ESG-related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.
This document may also discuss one or more specific transactions and/or contain general statements about ING’s ESG approach. The approach and criteria referred to in this document are intended to be applied in accordance with applicable law. Due to the fact that there may be different or even conflicting laws, the approach, criteria or the application thereof, could be different.
Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission ('SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market
Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security.
This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the filing of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.
Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.
Interim report

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	7

Interim Report
Condensed consolidated results

Condensed consolidated results
Profit or loss (in EUR million)	6M2026	6M2025	Change
Net interest income	8,181	7,159	14%
Net fee and commission income	2,514	2,216	13%
Total Investment and other income	1,412	1,965	-28%
Total income	12,107	11,339	7%
Expenses excl. regulatory costs	5,903	5,795	2%
Regulatory costs	402	439	-8%
Operating expenses	6,305	6,234	1%
Gross result	5,802	5,105	14%
Addition to loan loss provisions	625	612	2%
Result before tax	5,177	4,493	15%
Taxation	1,554	1,237	26%
Non-controlling interests	120	127	-6%
Net result IFRS-EU	3,503	3,130	12%
Adjustment of the IFRS-EU 'IAS 39 carve out'	-319	786	-141%
Net result IFRS-IASB[1]	3,184	3,915	-19%
Key financial metrics
Net core lending growth (in EUR billion)[2]	30.2	22.2
Net core deposits growth (in EUR billion)[3]	23.1	28.8
Risk costs in bps of average customer lending	17	18
1Net result reflects the net result attributable to shareholders of the parent.
2For a definition and reconciliation of net core lending growth and net core deposits growth, see the appendix 'Alternative performance measures'.
ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment using results based on figures according to IFRS as adopted by the European Union (IFRS-EU). The
Executive Board and the Management Board Banking consider this measure to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating
performance and make decisions about allocating resources. In addition,
ING Group believes that the presentation of results in accordance with
IFRS-EU helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the profitability of the segment businesses. ING prepares its results filed with SEC in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the IFRS-EU result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the
Benelux, Germany and Other Challengers that are not eligible under IFRS-
IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the fair value changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).
Consolidated results of operations
In the first half of 2026, ING’s IFRS-IASB net result decreased to EUR 3,184 million, or -19%, compared with EUR 3,915 million in the same period of
2025. In the first six months of 2026, the result included a negative adjustment of the EU ‘IAS 39 carve-out’ of EUR -319 million, compared with a positive adjustment of EUR 786 million in the first half of 2025 due to reversing the impact of applying the EU ‘IAS 39 carve-out’. The negative adjustment is mainly driven by negative fair value changes on derivatives related to asset-liability-management activities for the mortgage and deposits portfolios due to a decline in long-term interest rates during 2026.
As no fair value hedge accounting is applied to these mortgage and deposits portfolios under IFRS-IASB, the net negative fair value changes of the derivatives are not offset by net positive fair value changes on the hedged items (mortgages and deposits).
ING’s IFRS-EU net result in the first half of 2026 was EUR 3,503 million compared with EUR 3,130 million in the same period of 2025. The result before tax increased 15% to EUR 5,177 million from EUR 4,493 million in the first half of 2025. In the first half of 2026, we continued to support our customers, while making further progress on our strategy of accelerating growth, increasing impact and delivering value. Lending and deposit volumes continued to grow and, together with higher liability margins, contributed to a 9% increase in commercial net interest income. Fee income also showed continued positive momentum, with double-digit year-on-year growth and contributions from all products and markets. At the same time, our focus on operational excellence enabled growth to be delivered in a scalable way, with total operating expenses remaining broadly stable despite continued investments to support business growth.
Risk costs remained below our through-the-cycle average, reflecting the resilience and quality of our loan portfolio.
Client balances
Our performance in the first half of 2026 reflects the continued execution of our strategy to accelerate growth, with strong customer lending growth and a solid inflow of customer deposits. Net core lending growth, defined

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	8

as the increase in customer lending adjusted for currency impacts and excluding Treasury and run-off portfolios, amounted to EUR 30.2 billion.
Retail Banking contributed EUR 21.5 billion, supported by continued
momentum in mortgages, strong growth in Business Banking, where we continue to strengthen our franchise, and higher consumer lending. In
Wholesale Banking, net core lending growth was EUR 8.6 billion, while risk-
weighted assets declined, reflecting continued improvements in capital efficiency.
Net core deposits growth, which excludes FX impacts and movements in
Treasury deposits, amounted to EUR 23.1 billion in the first half of 2026.
Retail deposits accounted for EUR 21.1 billion of this growth, despite conversion into investment products. Wholesale Banking contributed EUR
2.1 billion, driven by Payments & Cash Management and in line with its strategic focus on deposit gathering.
Total income
Total income increased to EUR 12,107 million, an increase of 6.8%
compared with EUR 11,339 million in the first six months of 2025. The increase was supported by continued growth of our customer base, higher lending and deposit volumes, and double-digit growth in fee income. This strong underlying performance was partly offset by lower investment and other income.
Total net interest income rose 14% to EUR 8,181 million, including significantly higher interest income from Treasury activities. Commercial net interest income increased 8.8% to EUR 8,233 million, reflecting higher net interest income from both lending and liability products. Lending net interest income benefited from higher mortgage and other lending volumes, while lending margins remained broadly stable. Liability net interest income increased, supported by net deposit inflows and a higher average margin. The improvement in the liability margin reflected the continued benefit of the hedging tailwind on replicated deposits, while maintaining disciplined commercial pricing across the deposit back book.
Other net interest income amounted to EUR -52 million compared with
EUR -407 million in the first half of 2025, largely due to lower funding costs for positions in Financial Markets and Treasury, for which the offsetting revenue is recorded in investment and other income.
Net fee and commission income increased 13%, in line with our ambition to further diversify income, with growth across all products and markets.
In Retail Banking, growth was supported by structural drivers, including continued customer growth, improved cross-selling and a strong increase in assets under management. In Wholesale Banking, fee income benefited from a higher deal flow in Lending and capital markets issuance.
Investment and other income declined to EUR 1,412 million from EUR
1,965 million in the first half of 2025. This was largely due to accounting asymmetry in Financial Markets and Treasury, with the offsetting effect reflected in higher other net interest income. In addition, heightened market volatility in the first quarter of 2026, following the war in the Middle
East, affected derivative valuations and hedge ineffectiveness results in
Treasury, which only partly reversed in the second quarter.
Operating expenses
Operating expenses increased 1.1% to EUR 6,305 million. This included EUR
402 million of regulatory costs, down EUR 37 million year-on-year, and
EUR 76 million of incidental cost items. By comparison, the first half of
2025 had included EUR 120 million of incidental items, of which EUR 90 million related to the rebalancing of the workforce in Wholesale Banking.
Expenses excluding regulatory costs and incidental items increased by a modest 2.7% year-on-year, reflecting disciplined cost management and the scalability of our business model. The impact of wage inflation was largely offset by savings from previous restructurings, while continued
investments supported business growth.
Addition to loan loss provisions
Net additions to loan loss provisions amounted to EUR 625 million, or an annualised 17 basis points of average customer lending, remaining below our through-the-cycle historical average of 20 basis points. This includes the impact from updated economic forecasts and an additional sector-
based overlay to reflect continued uncertainty regarding a credible path to a structural resolution of the war in the Middle East and the resulting second-order effects on vulnerable sectors. In the first six months of 2025, net additions to loan loss provisions had been EUR 612 million or 18 basis points of average customer lending.
Total Stage 1 and 2 risk costs declined to EUR 58 million from EUR 177 million in the first half of 2025. This included a partial release of the management overlay for interest-only mortgages in the Netherlands, as well as releases of Stage 2 provisions for files that migrated to Stage 3.
Total net additions to Stage 3 provisions increased to EUR 567 million from
EUR 436 million in the first six months of 2025. The comparative period had benefited from a limited inflow of new files and a higher level of repayments and recoveries on existing files.
In Retail Banking, risk costs increased by EUR 20 million year-on-year but remained stable at 15 basis points of average customer lending. In
Wholesale Banking, risk costs decreased by EUR 23 million, including the repayment of a large Stage 3 loan in the first half of 2026.
Net result
The net result (attributable to shareholders of the parent) for the first half of 2026 amounted to EUR 3,503 million, up 12% compared with EUR 3,130 million with the same period of 2025.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	9

Retail Banking

Retail Banking
	Total Retail Banking			Retail Netherlands			Retail Belgium			Retail Germany			Retail Other
in EUR million	6M2026	6M2025	Change	6M2026	6M2025	Change	6M2026	6M2025	Change	6M2026	6M2025	Change	6M2026	6M2025	Change

Net interest income	6,261	5,538	13%	1,919	1,508	27%	940	886	6%	1,245	1,215	2%	2,157	1,929	12%
Net fee and commission income	1,742	1,522	14%	593	540	10%	385	339	14%	307	287	7%	457	356	28%
Total investment and other income	405	563	-28%	248	403	-38%	90	73	23%	-14	-77		83	164	-49%
Total income	8,409	7,623	10%	2,759	2,451	13%	1,414	1,298	9%	1,538	1,425	8%	2,697	2,449	10%
Expenses excl. regulatory costs	3,820	3,705	3%	973	981	-1%	738	769	-4%	703	655	7%	1,406	1,300	8%
Regulatory costs	331	388	-15%	0	0		177	226	-22%	-3	25	-112%	157	136	15%
Operating expenses	4,151	4,093	1%	973	981	-1%	915	995	-8%	700	680	3%	1,563	1,436	9%
Gross result	4,258	3,530	21%	1,786	1,470	21%	499	302	65%	838	745	12%	1,134	1,013	12%
Addition to loan loss provisions	405	385	5%	39	72	-46%	131	76	72%	78	77	1%	158	159	-1%
Result before taxation	3,853	3,145	23%	1,747	1,398	25%	368	226	63%	760	667	14%	977	854	14%
Taxation	1,139	849	34%	455	369	23%	101	62	63%	244	216	13%	340	202	68%
Non-controlling interests	102	107	-5%				0	0		1	1	0%	101	106	-5%
Net result IFRS-EU	2,612	2,188	19%	1,293	1,029	26%	267	164	63%	516	450	15%	536	546	-2%
Adjustment of the IFRS-EU 'IAS 39 carve out'
Net result IFRS-IASB	2,612	2,188	19%	1,293	1,029	26%	267	164	63%	516	450	15%	536	546	-2%
Key financial metrics
Net core lending growth (in EUR billion)[1]	21.5	19.9		8.9	8.5		2.2	1.7		4.1	3.2		6.4	6.4
Net core deposits growth (in EUR billion)[1]	21.1	25.9		5.1	5.2		0.3	0.7		8.6	14.2		7.0	5.7
Risk costs in bps of average customer lending	15	15		4	9		27	15		13	14		24	27
1 For a definition and reconciliation of net core lending growth and net core deposits growth, see the appendix 'Alternative performance measures'.
Retail Banking continued to expand its customer base, while customers increasingly chose ING for both lending and savings products, resulting in further growth in customer balances. Financial results were very strong, driven by higher commercial net interest income, robust fee income, and low risk costs. This translated into a return on equity of 23.6% in the first half of 2026. Net result increased 19%  to EUR 2,612 million.
Customer lending continued to grow and reached EUR 543.9 billion. In the first half of 2026, net core lending growth (which excludes currency impacts, Treasury and run-off portfolios) amounted to EUR 21.5 billion.
This was particularly driven by a EUR 13.0 billion increase in the mortgage portfolio across almost all countries. Further progress was made in expanding the business lending portfolio, where ING continues to strengthen its franchise, as well as in consumer lending.
Deposit inflows remained solid, with customer deposits reaching EUR 678.2 billion. Net core deposits growth (excluding FX impacts and Treasury)
amounted to EUR 21.1 billion in the first half of 2026, despite continued
migration into investment products. Growth was supported by strong contributions from Germany, the Netherlands and Poland.
Total net interest income increased 13% to EUR 6,261 million, including higher Treasury-related interest income. Continued growth in customer

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	10

lending and deposits, together with an improved liability margin, supported a 10% year-on-year increase in commercial net interest income.
Net fee and commission income rose 14% year-on-year, reflecting higher fees from investment products, daily banking, insurance and lending. This performance was driven by continued growth of the customer base, increased cross-selling and higher customer investment trading activity.
Daily banking fee income also benefited from a structural shift from other income as from 2026.
Investment and other income declined, reflecting lower Treasury-related income as heightened market volatility following the war in the Middle
East resulted in negative results from hedge ineffectiveness and derivative revaluations. This was partly offset by a positive fair value revaluation of
EUR 25 million following the acquisition of the remaining 55% stake in
Goldman Sachs TFI and a EUR 22 million gain on the sale of an equity stake in the first half of 2026.
Operating expenses rose 1.4% to EUR 4,151 million. This included EUR 331 million of regulatory costs, down from EUR 388 million in the prior year, reflecting lower contributions in Belgium and Germany. Excluding regulatory costs, expenses remained well controlled. Year-on-year expense growth was limited to 3.1%, while continuing to invest in commercial growth, technology and the customer experience.
Net additions to loan loss provisions amounted to EUR 405 million, equivalent to 15 basis points of average customer lending. Risk costs included a partial release of the management overlay related to interest-
only mortgages in the Netherlands. The release followed a comprehensive review and reflected updated risk assessments and a revised scope. Risk costs also included releases related to the sale of non-performing loan portfolios in several countries. These releases were partly offset by a management overlay related to the war in the Middle East. In the first half of 2025, risk costs amounted to EUR 385 million, also equivalent to 15 basis points of average customer lending.
Retail Netherlands
Retail Netherlands recorded a net result of EUR 1,293 million compared with EUR 1,029 million in the first six months of 2025. Result before tax rose 25% to EUR 1,747 million, supported by higher customer balances, stronger fee income and low risk costs.
Customer lending increased by EUR 9.8 billion in the first half of 2026. Net core lending growth, which is the increase in customer lending excluding movements in Treasury and in the Westland Utrecht Bank run-off
portfolio, amounted to EUR 8.9 billion. This reflected continued growth in the mortgage portfolio and strong expansion of the business lending portfolio.
Customer deposits rose by EUR 24.3 billion. Excluding Treasury, customer deposits increased by EUR 5.1 billion, primarily driven by a net inflow from private individuals.
Net interest income increased by 27%, or EUR 411 million, to EUR 1,919 million. This included EUR 175 million of higher Treasury-related interest income, which was almost fully offset within investment and other income. Commercial net interest income increased 14% year-on-year to
EUR 2,062 million , reflecting higher income from both lending and liability products. Lending income benefited from volume growth, while liability income was supported by deposit growth and improved margins.
Net fee and commission income rose 10% to EUR 593 million, largely driven by higher fees from daily banking services and growth in assets under management.
Investment and other income amounted to EUR 248 million, compared with EUR 403 million in the first half of 2025, and reflected lower Treasury-
related income.
Operating expenses decreased 0.8% to EUR 973 million. Higher internal staff expenses related to collective labour agreements were more than offset by lower external staffing costs. Operating expenses included EUR
10 million of restructuring costs in the first half of 2026, compared with
EUR 14 million in the first half of 2025.
Net additions to loan loss provisions remained low at EUR 39 million, equivalent to 4 basis points of average customer lending, and included a partial release of the management overlay for interest-only mortgages. In the first half of 2025, risk costs amounted to EUR 72 million, or 9 basis points of average customer lending.
Retail Belgium
Retail Belgium includes the retail activities in Luxembourg. As from 2026, these relate only to Private Banking clients, following the gradual phase-
out of activities for Business Banking clients and private individuals in
Luxembourg. The related run-off results are reported in Corporate Line.
The net result of Retail Belgium increased strongly to EUR 267 million compared with EUR 164 million in the first half of 2025. Result before tax rose 63% to EUR 368 million, supported by strong commercial
performance and lower expenses.
Customer lending declined by EUR 1.9 billion in the first half of 2026, reflecting the transfer of the Luxembourg run-off portfolio to Corporate
Line. Adjusted for this transfer and excluding movements in Treasury, net core lending growth amounted to EUR 2.2 billion, driven by growth in both the mortgage and business lending portfolio.
Customer deposits remained broadly stable in the first six months of 2026.
Net core deposits growth, which excludes the transfer of the Luxembourg run-off portfolio to Corporate Line and movements in Treasury, amounted to EUR 0.3 billion.
Net interest income amounted to EUR 940 million, up from EUR 886 million a year earlier. Commercial net interest income increased 8.4%, primarily reflecting a higher average liability margin.
Net fee and commission income rose 14% to EUR 385 million, primarily driven by net inflows and higher entry fees on investment products, as well as fees from the issuance of structured notes.
Operating expenses amounted to EUR 915 million. This included EUR 177 million of regulatory costs, a decrease of EUR 49 million year-on-year,

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reflecting lower contributions to the Belgian deposit guarantee scheme.
Operating expenses also included EUR 7 million of restructuring costs compared with EUR 8 million in the same period of 2025. Expenses excluding regulatory costs declined 4.0% year-on-year, mainly reflecting the transfer of the Luxembourg run-off portfolio to Corporate Line, while the impact of automatic salary indexation was offset by FTE reductions and lower external staffing costs.
Net additions to loan loss provisions amounted to EUR 131 million, equivalent to an annualised 27 basis points of average customer lending, compared with EUR 76 million in the first half of 2025. Risk costs in 2026 were primarily related to business lending.
Retail Germany
The net result for Retail Germany in the first half of 2026 was EUR 516 million, up from EUR 450 million in the same period of 2025. Result before tax rose 14% to EUR 760 million, supported by continued commercial momentum.
Customer lending increased further to EUR 119.7 billion, corresponding to a net core lending growth (excluding Treasury) of EUR 4.1 billion in the first half of 2026. Mortgages remained the main driver of growth,
complemented by solid expansion of the consumer lending portfolio.
Customer deposits continued to grow and amounted to EUR 166.4 billion at the end of June 2026, corresponding to a net core deposits growth
(excluding Treasury) of EUR 8.6 billion in the first six months of 2026. This was accompanied by a strong increase in assets under management.
Net interest income rose 2.5% to EUR 1,245 million. Lower net interest income from Treasury was more than offset by higher investment and other income. Commercial net interest income increased 5.6% to EUR
1,177 million, reflecting higher net interest income from both lending and liability products. Lending net interest income benefited from volume growth, while liability net interest income increased as a result of higher liability margins.
Net fee and commission income rose 7.0% to EUR 307 million, driven by growth in the customer base and the number of investment accounts, increased customer trading activity, and higher fees from daily banking services.
Operating expenses amounted to EUR 700 million in the first half of 2026.
No contribution to the deposit guarantee scheme was required in the first half of 2026, whereas the same period of 2025 included EUR 25 million of regulatory costs. Excluding regulatory costs, expenses increased by 7.3%, reflecting higher internal staff expenses related to annual salary increases, as well as continued investments to support business growth and scalability. Expenses in 2026 included a provision of EUR 19 million for a workforce restructuring at Interhyp, resulting in 168 redundancies, compared with EUR 16 million of provisions and restructuring costs recorded in the prior year.
Net additions to loan loss provisions amounted to EUR 78 million, equivalent to 13 basis points of average customer lending, stable year-on-
year and primarily related to consumer lending.
Retail Other
Retail Other comprises the six retail markets in Spain, Italy, Australia,
Poland, Romania and Türkiye. The combined net result of these countries amounted to EUR 536 million. This was slightly below the first half of 2025, reflecting the impact of a significantly higher corporate income tax rate for banks in Poland. The corporate income tax rate for banks in Poland increased from 19% in 2025 to 30% in 2026. Result before tax increased by
14% to EUR 977 million, driven by strong income growth.
Continued expansion of the customer base supported growth in customer lending to EUR 137.0 billion. Net core lending growth (adjusted for currency effects and excluding Treasury) amounted to EUR 6.4 billion in the first half of 2026. This was driven primarily by a EUR 4.4 billion increase in the mortgage portfolio — particularly in Italy, Australia and Spain —
alongside growth in business and consumer lending.
Customer deposits reached EUR 182.2 billion. Net core deposits growth
(defined as the increase in customer deposits excluding currency impacts and Treasury) amounted to EUR 7.0 billion, reflecting strong net inflows, particularly in Poland and Spain.
Total net interest income increased 12% to EUR 2,157 million, including higher Treasury-related interest income. Supported by strong growth in customer balances, while average lending and liability margins remained broadly stable, commercial net interest income rose 8.2% to EUR 1,999 million.
Net fee and commission income increased 28% to EUR 457 million, further diversifying revenue streams, with contributions from all markets and products. This reflected continued success in attracting new customers, deepening existing relationships and converting customers into mobile primary relationships. In addition, fee income benefited from the full consolidation of TFI in Poland from the second quarter of 2026 and from a structural reclassification from other income from 2026.
Investment and other income declined from EUR 164 million to EUR 83 million, mainly reflecting lower Treasury-related income due to hedge ineffectiveness and valuation adjustments. This was partly offset by a positive fair value revaluation of EUR 25 million following the acquisition of the remaining 55% stake in Goldman Sachs TFI in Poland in the first half of
2026.
Operating expenses amounted to EUR 1,563 million in the first half of
2026. This included EUR 157 million of regulatory costs, up from EUR 136 million in the prior year, reflecting higher contributions to the deposit guarantee scheme in Poland and higher bank taxes in Romania. Excluding regulatory costs, expenses increased by 8.2%, reflecting continued
investments to support business growth, the impact of inflation and the consolidation of TFI. Expenses in the first half of 2026 also included a EUR
22 million legal provision.
Net additions to loan loss provisions amounted to EUR 158 million, or 24 basis points of average customer lending, with additions mainly in Poland,
Spain and Romania.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	12

Wholesale Banking

Wholesale Banking
in EUR million	6M2026	6M2025	Change
Net interest income	1,768	1,412	25%
Net fee and commission income	772	696	11%
Total investment and other income	1,073	1,344	-20%
Total income	3,614	3,452	5%
of which:
Lending	1,678	1,565	7%
Daily Banking & Trade Finance	990	958	3%
Financial Markets	789	787	0%
Treasury & Other	157	142	11%
Total income	3,614	3,452	5%
Expenses excl. regulatory costs	1,817	1,850	-2%
Regulatory costs	70	51	37%
Operating expenses	1,886	1,901	-1%
Gross result	1,728	1,551	11%
Addition to loan loss provisions	204	227	-10%
Result before taxation	1,523	1,324	15%
Taxation	407	342	19%
Non-controlling interests	18	19	-5%
Net result IFRS-EU	1,097	962	14%
Adjustment of the IFRS-EU 'IAS 39 carve out'	-319	786	-141%
Net result IFRS-IASB	778	1,748	-55%
Key financial metrics
Net core lending growth (in EUR billion)[1]	8.6	2.3
Net core deposits growth (in EUR billion)[1]	2.1	2.9
Risk costs in bps of average customer lending	20	24
1 For a definition and reconciliation of net core lending growth and net core deposits growth, see the appendix 'Alternative performance measures'.
Without application of the EU ‘IAS 39 carve-out’, ING’s net result of
Wholesale Banking amounted to EUR 778 million in the first half of 2026, compared to EUR 1,748 million in the same period of 2025. The adjustment of the EU ‘IAS 39 carve-out’, included in the net result was EUR
-319 million, compared with EUR 786 million in the first half of 2025, due to fair value changes on derivatives related to asset-liability-management activities for the mortgages and savings portfolios in the Benelux,
Germany, France, Spain, Italy and Romania. These fair value changes were mainly a result of changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB.
The IFRS-EU net result (when applying the EU ‘IAS 39 carve-out’) increased to EUR 1,097 million from EUR 962 million in the first six months of 2025.
Wholesale Banking reported a result before tax of EUR 1,523 million in the first half of 2026 compared with EUR 1,324 million in the same period of the previous year.
Customer lending increased to EUR 214.1 billion, reflecting deeper client engagement. Net core lending growth in the first half of 2026 amounted to EUR 8.6 billion, supported by strong client demand for financing. At the same time, risk-weighted assets declined, demonstrating continued
improvements in capital efficiency.
Customer deposits rose to EUR 94.5 billion, as Wholesale Banking continued to expand its capital-light income capabilities. Net customer deposits growth amounted to EUR 2.1 billion, as higher deposits in
Payments & Cash Management and increased short-term client balances in the cash pooling business were partly offset by lower deposits in
Financial Markets.
Total income for Lending increased 7.2% to EUR 1,678 million, supported by higher volumes and stronger fee income, underlining the strength of our client relationships and advisory capabilities. This was partly offset by adverse currency movements. Our disciplined capital management, including the successful execution of three significant risk-transfer transactions, enabled us to keep Lending risk-weighted assets stable year-
on-year while continuing to grow the loan book.
Income from Daily banking & Trade Finance rose 3.3% to EUR 990 million.
This was supported by increased client demand in Trade Finance Services and Trade & Commodity Finance, alongside higher deposit volumes in
Payments & Cash Management and our cash pooling business. This more than offset margin compression in Payments & Cash Management.
Financial Markets income remained broadly stable at EUR 789 million.
Amid ongoing geopolitical uncertainty, trading conditions were more challenging than in the first half of 2025. This was compensated by higher fee income from capital markets issuance and FX transactions.
Income from Treasury & Other rose by EUR 15 million to EUR 157 million.
This included higher Corporate Finance fee income and EUR 18 million of one-off gains in the first half of 2026. These factors more than outweighed lower Treasury results, where heightened market volatility related to geopolitical developments resulted in initial negative results from hedge ineffectiveness, while the prior year period had benefited from positive revaluations and hedge ineffectiveness.
Operating expenses were well controlled and declined 0.8% to EUR 1,886 million. This included EUR 70 million of regulatory costs compared with
EUR 51 million in the prior year. Excluding regulatory costs, expenses decreased 1.8% to EUR 1,817 million. The impact of salary increases and targeted multi-year investment initiatives to structurally improve profitability was offset by cost savings, including the positive effects of the
EUR 90 million restructuring provisions recorded in the first half of 2025 for a rebalancing of the workforce. The first half of 2026 included EUR 18 million of restructuring costs.
Despite an addition of EUR 34 million of certain SRT and CPRI-related charges in the first half of 2026, net additions to loan loss provisions declined to EUR 204 million (20 basis points of average customer lending)
from EUR 227 million in the prior-year period. This partly reflected the repayment of a large Stage 3 loan.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	13

Corporate Line

Corporate Line
in EUR million	6M2026	6M2025
Net interest income	152	209
Net fee and commission income	-1	-2
Total investment and other income	-67	57
Total income	84	265
Expenses excl. regulatory costs	267	240
Regulatory costs	1	0
Operating expenses	268	239
Gross result	-184	25
Addition to loan loss provisions	15	0
Result before taxation	-199	25
Taxation	8	45
Non-controlling interests	0	0
Net result IFRS-EU	-206	-21
Adjustment of the IFRS-EU 'IAS 39 carve out'
Net result IFRS-IASB	-206	-21
Total income for Corporate Line in the first half of 2026 amounted to EUR
84 million compared with EUR 265 million in the same period of 2025. This was mainly due to lower income from foreign currency hedging and the absence of the EUR 39 million interim dividend from our stake in the Bank of Beijing that had been recognised in the first half of 2025.
Operating expenses for the first half of 2026 amounted to EUR 268 million compared with EUR 239 million in the first half of 2025. This mainly reflected the transfer of the Luxembourg run-off activities from Retail
Banking to Corporate Line in 2026 and higher restructuring costs.
Risk management

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	15

Risk management
As a global financial institution with a strong
European base, offering banking services, ING is
exposed to a variety of risks. We manage these
through a comprehensive risk management
framework that integrates risk management into
strategic planning and daily business activities.
This aims to safeguard ING’s financial strength and
reputation by promoting the identification,
measurement and management of risks at all
levels of the organisation. Taking measured risks
aligned with its risk appetite is core to ING’s
business.
The risk management function supports the EB in formulating the risk appetite, strategies, policies and limits. It provides adequate steering, oversight, challenge and controls throughout ING on risk-related items.

Basis of disclosures (*)
This risk management section contains an update of information relating to the nature and the extent of the risks arising from financial instruments as disclosed in the 2025 ING Group consolidated financial statements as included in the 2025 Annual Report. These disclosures are an integral part of ING Group condensed consolidated interim financial statements and are indicated by the symbol (*). Chapters, paragraphs, graphs or tables within this risk management section that are indicated
with this symbol in the respective headings or table header are considered to be an integral part of the condensed consolidated interim financial statements.

Business environment
Geopolitical risk
Geopolitical risks remained elevated in the first half of 2026, driven by ongoing conflicts, trade, and economic policy uncertainty, and increasing strategic competition between major economies. These factors contributed to volatility in financial and commodity markets, uncertainty regarding the global economic outlook, and heightened operational and regulatory challenges for internationally active institutions.
Global trade and economic policy
Following legal challenges to earlier US tariff measures, new tariff actions were introduced, and uncertainty persisted regarding the future direction of global trade policy. These measures, industrial policies and increasing emphasis on economic security also continued to influence supply chain and business investment decisions. At the same time, trade relations between major economies remained subject to change, contributing to global growth expectations, inflation forecasts, and financial market conditions.
Strategic competition between major economies
Strategic competition between major economies continued to shape trade, technology, and industrial policies. Developments relating to economic security, export controls and technology dependencies contributed to a more fragmented global operating environment.
Relations between the United States and China remained a key factor in areas such as advanced technologies, export controls, supply chains, and
Taiwan. These factors reinforced longer-term trends towards economic fragmentation and may affect international trade, cross-border investment, and operational resilience, particularly for internationally active businesses.
The war in Ukraine
The war in Ukraine continued during the first half of 2026, remaining a source of geopolitical uncertainty and influencing regional security dynamics, energy markets and investor sentiment. Sanctions and other restrictive measures related to Russia remained an important consideration for ING and internationally active businesses. The conflict continues to pose operational, compliance and counterparty risks while contributing to broader geopolitical and economic fragmentation. ING continues to monitor these developments closely and remain focused on ending its activities in the Russian market.
Our credit exposure was €568 million (31 December 2025: €547 million), mainly with Central Bank liquidity facilities and other lending. A significant part is guaranteed by international parents or benefits from strong collateral.
Exposure in Russia
Since February 2022, we have taken on no new business with Russian clients, have scaled down operations and have taken actions to separate our business in Russia from ING’s networks and systems. We will also

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	16

continue to further reduce our offshore exposure to Russian clients. As per
30 June 2026, ING’s remaining credit exposures to Russian counterparties, booked outside of Russia is €0.4 billion (31 December 2025: €0.6 billion).
ING’s remaining operations in Russia and with Russian counterparties are subject to various risks, including, but not limited to, credit risk, changes in laws and regulations – including sanctions and counter sanctions – as well as conflicts of law, potential litigations, and events that would trigger loss of control.
In April 2026 ING has terminated the agreement to sell its business in ING
Bank (Eurasia) JSC to Global Development JSC, as announced on 28
January 2025. ING assessed that there currently is no realistic expectation that the buyer will obtain the necessary approvals.
During 2024, a trend emerged whereby Russian parties are holding
Western banks liable in Russian courts. The Russian parties claim that such banks, by complying with sanctions imposed by the EU, US and other authorities, have caused damage to the Russian party. There have also been instances where Russian courts ruled in favour of the Russian party.
In these cases, Russian courts did not recognise such sanctions, did not respect the choice of law and courts pursuant to the applicable contracts, and held Russian subsidiaries of Western banks liable for acts by other entities in that banking group. For more information on litigation involving
ING, see Note 19 ‘Legal proceedings’.
War in the Middle East
Tensions in the Middle East increased during the period, underscoring the importance of the region for global energy markets, key supply chains and international trade routes. The conflict contributed to higher volatility in energy and commodity prices and highlighted vulnerabilities in the supply of key industrial and agricultural inputs, with implications for inflation, economic growth, and financial markets. Although immediate market disruptions eased towards the end of the period, uncertainty related to energy supplies, international trade and broader economic impact remained elevated.
Cybercrime and Artificial Intelligence
Cybercrime remained a key risk consideration. The growing use of AI is increasing the speed, scale and sophistication of cyber-attacks, while ING's continued reliance on technology and third parties reinforces the importance of strong cyber resilience. As the threat landscape evolves, continued focus on prevention, detection, recovery and timely remediation of known weaknesses remains critical.
Credit risk
Loan loss provisioning (*)
ING recognises loss allowances based on the expected credit loss (ECL)
model of IFRS 9, which is designed to be forward-looking. The IFRS 9 impairment requirements are applicable to on-balance-sheet financial assets measured at amortised cost or fair value through other comprehensive income (FVOCI), such as loans, debt securities and lease receivables, as well as off-balance-sheet items such as undrawn loan commitments, financial- and non-financial guarantees issued.
ING distinguishes between two types of calculation methods for credit loss allowances:
▪Collective 12-month ECL (Stage 1) and collective lifetime ECL (Stage 2)
for portfolios of financial instruments, as well as collective lifetime ECL for credit-impaired exposures (Stage 3) below €1 million;
▪Individual lifetime ECL for credit-impaired (Stage 3) financial instruments with exposures above €1 million.
Portfolio quality and concentration (*)
The table below describes the portfolio composition over the different IFRS
9 stages and rating classes. The Stage 1 portfolio represents 91.7% (2025:
92.0%) of the total gross carrying amounts, mainly composed of investment grade, while Stage 2 makes up 7.1% (2025: 6.8%) and Stage 3 makes up 1.2% (2025: 1.2%) of the total gross carrying amounts, respectively.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	17

Gross carrying amount per IFRS 9 stage and rating class (*)[1]
in EUR million		12-month ECL (Stage 1)				Lifetime ECL not credit impaired (Stage 2)				Lifetime ECL credit impaired (Stage 3)				Total
Rating class		Gross carrying amount		Provisions		Gross carrying amount		Provisions		Gross carrying amount		Provisions		Gross carrying amount		Provisions
		30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025
Investment grade	1 (AAA)	97,210	79,938	2	2	580	126							97,790	80,064	2	2
	2-4 (AA)	147,104	146,878	12	11	1,310	1,437	1	1					148,414	148,315	13	13
	5-7 (A)	332,702	299,699	47	39	8,561	5,394	8	6					341,263	305,093	54	45
	8-10 (BBB)	345,826	334,845	85	77	22,779	19,168	53	43					368,606	354,012	138	119
Non-investment grade	11-13 (BB)	158,122	156,373	170	165	18,793	17,217	99	89					176,915	173,589	268	254
	14-16 (B)	28,251	26,187	141	147	23,844	22,668	404	357					52,095	48,855	545	504
	17 (CCC)	503	412	5	5	4,427	4,682	232	224					4,929	5,094	237	228
Performing Restructuring	18 (CC)					3,802	4,349	206	262					3,802	4,349	206	262
	19 (C)					1,918	2,447	183	198					1,918	2,447	183	198
Non-performing loans	20-22 (D)									14,207	13,590	4,568	4,476	14,207	13,590	4,568	4,476
Total		1,109,717	1,044,332	462	446	86,015	77,487	1,184	1,179	14,207	13,590	4,568	4,476	1,209,939	1,135,409	6,214	6,101
1Stage 3 lifetime credit impaired provision includes €25 million (31 December 2025: €29 million) on purchased or originated credit impaired.
Changes in gross carrying amounts and loan loss provisions (*)
The table below provides a reconciliation by stage of the gross carrying amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. This includes the net-remeasurement of ECL arising from stage transfers, for example, moving from a 12-month (Stage 1) to a lifetime (Stage 2) ECL measurement basis.
The net-remeasurement line represents the changes in provisions for facilities that remain in the same stage.
Please note the following comments with respect to the movements observed in the table below:
•Stage 3 gross carrying amount increased by €0.6 billion to €14.2 billion as at 30 June 2026 (31 December 2025: €13.6 billion), mainly as a result of €2.5 billion net inflow into NPL (credit impaired) in 2026, which is offset by €1.1 billion derecognitions and repayments and €0.7 billion write-offs and disposals during the period.
Stage 3 provisions increased by €92.0 million to €4.6 billion as of 30 June
2026.
▪Stage 2 gross carrying amounts increased by €8.5 billion to €86.0 billion as at 30 June 2026 (31 December 2025: €77.5 billion), largely driven by
€19.5 billion net transfers from Stage 1 into Stage 2, including the impact of changes in risk drivers (including updated macro-economic forecasts), model redevelopments, and new Stage 2 overlays. This was offset by a decrease of exposure by €9.5 billion due to derecognised financial assets
(including sales and repayments) and €1.5 billion net exposure moving to Stage 3. Stage 2 provisions increased by €5.3 million to €1.2 billion as of 30 June 2026.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	18

Changes in gross carrying amounts and loan loss provisions (*)[1,2]
in EUR million	12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total		12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions
	30 June 2026								31 December 2025
Opening balance as at 1 January	1,044,332	446	77,487	1,179	13,590	4,476	1,135,409	6,101	954,943	409	79,888	1,130	13,742	4,509	1,048,574	6,049
Transfer into 12-month ECL (Stage 1)	14,038	18	-13,947	-141	-91	-12		-135	21,773	21	-21,555	-199	-218	-35		-212
Transfer into lifetime ECL not credit impaired (Stage 2)	-33,493	-39	34,234	353	-741	-61		253	-37,208	-50	38,174	533	-966	-115		368
Transfer into lifetime ECL credit impaired (Stage 3)	-1,072	-6	-2,247	-175	3,319	754		572	-2,534	-14	-2,172	-138	4,705	1,259		1,108
Net remeasurement of loan loss provisions		13		62		137		212		7		-53		349		302
New financial assets originated or purchased	150,628	110				1	150,628	111	263,371	189			22	2	263,393	191
Financial assets that have been derecognised	-75,360	-43	-6,342	-79	-862	-260	-82,564	-382	-119,098	-78	-12,295	-147	-1,422	-240	-132,814	-465
Net drawdowns and repayments	11,160		-3,143		-274		7,743		-57,493		-5,739		-853		-64,085
Changes in models/risk parameters		-14		-3		10		-7		-33		71		-35		3
Increase in loan loss provisions		39		16		569		624		43		68		1,185		1,296
Write-offs					-414	-408	-414	-408					-937	-937	-937	-937
Disposals	-510		-28	-2	-320	-145	-858	-147	-666	-3	-84	-3	-564	-286	-1,314	-291
Recoveries of amounts previously written off						29		29						58		58
Foreign exchange and other movements	-6	-23	1	-9		47	-5	16	21,242	-4	1,269	-16	80	-53	22,591	-73
Closing balance	1,109,717	462	86,015	1,184	14,207	4,568	1,209,939	6,214	1,044,332	446	77,487	1,179	13,590	4,476	1,135,409	6,101
1 Stage 3 lifetime credit impaired provision includes €25 million (31 December 2025:€29 million) on purchased or originated credit impaired.
2 The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €625 million (31 December 2025: €1,304 million) of which €628 million (31 December 2025: €1,301 million) related to IFRS 9 eligible financial assets, €-4 million (31 December 2025: €-5 million) related to non-credit replacement guarantees and €1 million (31 December 2025: €8 million) to modification gains and losses on restructured financial assets.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	19

Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty (*)
Methodology (*)
We continue to follow the methodology in generating our probability-
weighted ECL, with consideration of alternative scenarios and management adjustments supplementing this ECL where, in
management's opinion, the consensus forecast does not fully capture the extent of recent credit or economic events.
As a baseline for IFRS 9, ING has adopted a market-neutral view combining consensus forecasts for economic variables (GDP, unemployment) with market forwards (for interest rates, exchange rates and oil prices). Input from a leading third-party service provider is used to complement the consensus with consistent projections for variables for which there are no consensus estimates available (most notably house prices and – for some countries – unemployment), to generate alternative scenarios, to convert annual consensus information to a quarterly frequency and to ensure general consistency of the scenarios. As the baseline scenario is consistent with the consensus view, it can be considered as free from any bias.
Two alternative scenarios are taken into account: an upside and a downside scenario. The alternative scenarios have statistical characteristics as they are based on the forecast deviations of the leading third-party service provider. The applicable percentiles of the distribution of the forecast deviations  imply a 20 percent probability for each alternative scenario. Consequently, the baseline scenario has a 60 percent probability weighting. Please note that, given their technical nature, the downside and upside scenarios are not based on an explicit specific narrative.
Baseline macroeconomic scenarios applied (*)
The macroeconomic scenarios applied in the calculation of loan loss provisions are based on the consensus forecasts.
The general picture that the consensus conveys is that global economic growth is expected to continue being shaped by geopolitics, such as the knock-on effects of the energy shock resulting from the war in the Middle
East. Higher oil prices are expected to feed into inflation in the coming quarters, which will keep inflation above target, before it starts to come down in 2027 and reach a near target in 2028 for most major countries.
However, this shock is not expected to push inflation as high as it was in
2022. For the housing market, continued price growth is expected for almost all main markets.
The June 2026 consensus expects global output (as measured by the weighted average GDP growth rate of ING’s 25 main markets) to remain steady at 2.4 percent in 2026 and 2027 before increasing marginally to
2.5 percent in  2028.
The US has had a weak start to the year due to poor weather and the fallout from the war with Iran. Higher prices at the pump weigh on consumer spending. Although AI adoption rates are low, they are rising –
suggesting that it could emerge as a productivity driver. Job numbers, however, are still muted, but elevated inflation due to energy prices make the task of the Fed trickier and markets expect a hold in interest rates. The consensus expects the US economy to grow at 2.1 percent in 2026, 2.0 percent in 2027 and 2.1 percent again in 2028.
The eurozone economy is also expected to soften given the current geopolitical backdrop and softer incoming macroeconomic data. Higher energy prices are weighing on consumption through a real income shock, aside from weaker sentiment and precautionary savings. Announced government measures might not be enough to mitigate the shock. The external environment continues to be plagued by weakening export competitiveness and increasing competition from China. Expectations of a pickup in growth are likely tied to stronger public investment – think of defence spending or German infrastructure investment – but that will only gradually start to positively impact economic growth. Given the elevated inflation outlook, markets expect rates to stay higher. Consensus expects the eurozone to grow by only 0.8 percent in 2026, before recovering slightly to 1.2 percent and 1.3 percent in 2027 and 2028 respectively.
Elsewhere in Europe, the outlook is mixed. In Poland, solid growth in domestic demand is expected amidst a pickup in EU-funded public investment. External demand will also support manufacturing. The economy is expected to grow by 3.4 percent in 2026, before slowing to 3.2 percent in 2027 and 3.0 percent in 2028. In Türkiye, while domestic demand - despite a clear loss of momentum - has continued to serve as the primary driver of economic activity, the contribution of net exports that shows weakening in the external position, has shifted further into negative territory, exerting a more pronounced drag on growth. Recent leading indicators point to a continued softening in growth dynamics. In this environment, inflation, reflecting the impact of geopolitics, remains elevated, although it is expected to gradually moderate. The consensus expectation for Türkiye is to see growth pick up, but be below potential, from 3.0 percent in 2026 to 3.7 percent and 3.6 percent in 2027 and 2028 respectively
When compared to the December 2025 consensus forecast, the June 2026 forecast has not seen major changes in expectations for global growth in
2026 and 2027. Global GDP is expected to increase by 2.4 percent in 2026 and 2027 (same as the 2.4 percent assumed before). On one hand, the situation in the Middle East has influenced growth and inflation expectations through energy prices, but on the other, we also see less trade uncertainty than we did last year, and some Asian countries have seen some positive adjustment to the outlook based on stronger incoming data and resilient exports.
Analysis on sensitivity (*)
The table below presents the analysis on the sensitivity of key forward-
looking macroeconomic inputs used in the ECL collective-assessment modelling process and the probability weights applied to each of the three scenarios. The countries included in the analysis are the most significant geographic regions in ING, and for Wholesale Banking the US is the most significant in terms of both gross contribution to reportable ECL and sensitivity of ECL to forward-looking macroeconomics. Accordingly, ING considers these portfolios to present the most significant risk of resulting in a material adjustment to the carrying amount of financial assets within the next financial year.
The purpose of the sensitivity analysis is to enable the reader to understand the extent of the impact from the upside and downside scenario on model-based reportable ECL.
In the table below, the real GDP is presented in percentage year-on-year change, the unemployment in percentage of total labour force and the house price index (HPI) in percentage year-on-year change.

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Sensitivity analysis as at 30 June 2026 (*)
		2026	2027	2028	Unweighted ECL (€ mln)	Probability -weighting	Reportable ECL (€ mln)[1]
Netherlands Upside scenario	Real GDP	1.5	2.9	2.5	297	20%	410
	Unemployment	3.8	3.6	3.5
	HPI	3.8	8.4	7.2
Baseline scenario	Real GDP	1.0	1.2	1.5	381	60%
	Unemployment	4.2	4.3	4.4
	HPI	2.7	2.6	2.7
Downside scenario	Real GDP	0.2	-1.8	-0.3	608	20%
	Unemployment	4.9	6.3	7.2
	HPI	1.2	-5.2	-4.8
Germany Upside scenario	Real GDP	1.3	3.2	2.2	541	20%	589
	Unemployment	3.3	2.8	2.3
	HPI	2.8	9.1	10.0
Baseline scenario	Real GDP	0.7	1.2	1.2	582	60%
	Unemployment	3.8	3.6	3.4
	HPI	1.6	4.9	6.4
Downside scenario	Real GDP	-0.2	-2.2	-0.5	660	20%
	Unemployment	4.2	5.3	5.5
	HPI	0.3	-0.5	1.8
Belgium Upside scenario	Real GDP	1.3	2.6	2.1	551	20%	604
	Unemployment	5.6	5.1	4.9
	HPI	4.8	5.0	4.9
Baseline scenario	Real GDP	0.7	1.1	1.6	593	60%
	Unemployment	6.3	6.3	6.0
	HPI	4.2	3.8	4.2
Downside scenario	Real GDP	-0.2	-1.6	1.2	692	20%
	Unemployment	6.9	7.7	8.2
	HPI	3.5	1.7	2.7
United States Upside scenario	Real GDP	2.5	3.2	2.9	67	20%	98
	Unemployment	3.9	2.9	2.6
	HPI	3.3	7.9	11.2
Baseline scenario	Real GDP	2.1	2.0	2.1	89	60%
	Unemployment	4.6	4.4	4.2
	HPI	2.3	2.6	3.5
Downside scenario	Real GDP	1.2	-1.0	0.7	159	20%
	Unemployment	6.2	7.1	7.5
	HPI	0.4	-7.6	-6.1
[1]Excluding management adjustments.

Sensitivity analysis as at 31 December 2025 (*)
		2026	2027	2028	Unweighted ECL (€ mln)	Probability -weighting	Reportable ECL (€ mln)[1]
Netherlands Upside scenario	Real GDP	2.6	2.9	2.3	288	20%	389
	Unemployment	3.5	3.2	3.2
	HPI	8.2	8.5	7.0
Baseline scenario	Real GDP	1.1	1.4	1.5	364	60%
	Unemployment	4.0	3.9	4.1
	HPI	4.4	3.0	2.9
Downside scenario	Real GDP	-1.2	-0.9	0.2	566	20%
	Unemployment	5.5	6.5	7.4
	HPI	-0.8	-5.1	-5.1
Germany Upside scenario	Real GDP	2.8	3.0	1.8	584	20%	633
	Unemployment	3.0	2.4	2.2
	HPI	8.2	9.8	9.4
Baseline scenario	Real GDP	1.1	1.5	1.3	623	60%
	Unemployment	3.5	3.2	3.1
	HPI	5.0	6.2	6.3
Downside scenario	Real GDP	-1.7	-1.1	0.4	713	20%
	Unemployment	4.7	5.3	5.6
	HPI	0.9	0.4	2.7
Belgium Upside scenario	Real GDP	2.7	2.3	1.9	544	20%	596
	Unemployment	5.1	4.6	4.5
	HPI	5.2	4.9	5.4
Baseline scenario	Real GDP	1.1	1.4	1.6	585	60%
	Unemployment	5.9	5.6	5.5
	HPI	3.7	4.2	4.4
Downside scenario	Real GDP	-1.5	0.1	1.4	682	20%
	Unemployment	7.0	7.7	7.9
	HPI	1.8	2.6	2.6
United States Upside scenario	Real GDP	3.2	2.9	2.7	64	20%	105
	Unemployment	3.2	2.5	2.6
	HPI	4.8	9.4	10.9
Baseline scenario	Real GDP	2.0	2.0	2.0	92	60%
	Unemployment	4.3	4.1	4.1
	HPI	1.4	2.7	3.6
Downside scenario	Real GDP	-0.4	-0.1	0.8	184	20%
	Unemployment	6.7	7.2	7.5
	HPI	-5.1	-7.9	-5.5
[1] Excluding management adjustments.
1 The difference between the Total ECL of €6,214 million and €3,306 million reportable collective provisions is explained by management adjustments, €185 million,  other adjustments in the reporting process, €-98 million, and the inclusion of €2,821 million individual provisions in the Total ECL amount.

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On a total ING level, the unweighted ECL for all collectively provisioned clients in the upside scenario was €2,914 million, in the baseline scenario
€3,213 million and in the downside scenario €3,975 million compared to
€3,306 million reportable collective provisions as at 30 June 20261.
Management adjustments applied this reporting period (*)
In times of volatility and uncertainty, where portfolio quality and the economic environment can change rapidly, models alone may not be able to accurately predict losses. In these cases, management adjustments can be applied to appropriately reflect ECL. Management adjustments can also be applied where the impact of the updated macroeconomic scenarios is over- or under-estimated by the IFRS9 models, or to account for model redevelopment, recalibration, and periodic assessment procedures that have not yet been incorporated into the IFRS9 models.
ING has an internal governance framework and controls in place to assess the appropriateness of all management adjustments.

Management adjustments to ECL models (*)
in EUR million	30 June 2026	31 December 2025[1]
Economic sector / portfolio based adjustments	102	27
Mortgage portfolio adjustments	70	121
Climate transition risk	41	47
Other Post Model Adjustments	-27	-12
Total management adjustments	185	183
1 ING changed the presentation of Management Adjustment types as of 2026. The comparative figure for 2025 have been updated accordingly. The reclassifications do not affect the total amount of
Management Adjustments.
As of 30 June 2026, the economic sector / portfolio-based adjustments increased to €102 million (31 December 2025: €27 million), primarily driven by the introduction of a novel-risk overlay of €74 million to address uncertainties arising from the Middle East conflict and related sector-
specific risks not fully captured by modelled provisions. This adjustment affects portfolios in energy intensive sectors in Wholesale Banking (€54 million) and Business Banking (€20 million). In addition, overlays are recognised within the Mortgage portfolio in Australia (€28 million), to cover for emerging risks associated with sustained interest rate increases and cost-of-living pressures.
The Mortgage portfolio adjustment decreased to €70 million as of 30 June
2026 (31 December 2025: €121 million), reflecting a comprehensive reassessment of the management adjustment in Stage 2 for the risk segmentation model that captures affordability, repayment and refinancing risk on performing mortgage customers with a bullet loan in the Netherlands.
As of 30 June 2026, the adjustment of €41 million (31 December 2025: €47 million) accounts for the impact of climate transition risk in both
Wholesale Banking (€21 million) and Business Banking (€20 million).
Climate transition risk is expected to lead to a structural change in credit risk, which means specific business activities will become structurally riskier due to environmental policies, technological progress or changes in market sentiment and preferences. The current IFRS 9 models do not directly capture this novel risk. The management adjustment to ECL models for business clients was made to specifically cover for the medium-
to long-term transition risk on high greenhouse gas-emitting sectors and is reported in Stage 2. The sectors within the scope of the overlay account for approximately 13% of performing exposure across Wholesale Banking and
Business Banking, while the overlay results in a 24% increase in the performing ECL of those sectors.
Other post model adjustments mainly relate to the impact of model redevelopment or recalibration and periodic model assessment procedures that have not been incorporated in the ECL models yet. The impact on total ECL can be positive or negative. These adjustments will be removed once updates to the specific models have been implemented.
The decrease in the balance compared to the previous reporting date is due to released adjustments because of model updates that have been implemented and the recognition of new negative adjustments related to model updates.
Criteria for identifying a significant increase in credit risk (SICR) (*)
All assets and off-balance-sheet items that are in scope of IFRS 9 impairment and which are subject to collective ECL assessment are allocated a 12-month ECL if deemed to belong in Stage 1, or a lifetime ECL if deemed to belong in Stages 2 or 3. An asset belongs in Stage 2 if it is considered to have experienced a significant increase in credit risk (SICR)
since initial origination or purchase.
The main determinant of SICR is a quantitative test, whereby the lifetime probability of default (PD) of an asset at each reporting date is compared against its lifetime PD determined at the date of initial recognition. If either a threshold for absolute change in lifetime PD or a threshold for relative change in lifetime PD is reached, the asset is considered to have experienced a SICR (for more details on absolute and relative thresholds, see the following sections). Furthermore, any facility which shows an increase of 200 percent between the PD at the date of initial recognition and the lifetime PD at the reporting date (i.e. threefold increase in PD)
must be classified as Stage 2. This is considered a backstop within the quantitative assessment of SICR.
Average threshold ratio
In the table below the average increase in PD at origination needed to be classified in Stage 2 is reported, taking into account the PD at origination of the facilities included in each combination of asset class and rating quality.
In terms of rating quality, assets are divided into 'investment grade' and
'non-investment grade' facilities. Rating 18 and 19 are not included in the table, since facilities are not originated in these ratings and they constitute a staging trigger of their own (i.e. if a facility is ever to reach rating 18 or
19 at reporting date, it is classified in Stage 2). In the table, values are weighted by IFRS 9 exposure and shown for both year-end 2025 and June
2026.
To represent the thresholds as a ratio (i.e. how much should the PD at origination increase in relative terms to trigger Stage 2 classification), the absolute threshold is recalculated as a relative threshold for disclosure purposes. Since breaching only relative or absolute threshold triggers

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Stage 2 classification, the minimum between the relative and recalculated absolute threshold is taken as value of reference for each facility.
As it is apparent from the table, as per ING’s methodology, the threshold is tighter the higher the riskiness at origination of the assets, illustrated by the difference between the average threshold applied to investment grade facilities and non-investment grade facilities.

Quantitative SICR thresholds (*)
	30 June 2026		31 December 2025
Average threshold ratio	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)
Asset class category
Mortgages	2.9	2.4	2.9	2.4
Consumer lending	2.9	2.3	2.9	2.3
Business lending	2.7	2.0	2.7	2.0
Governments and financial institutions	2.9	1.7	2.9	1.8
Other Wholesale Banking	2.8	2.1	2.7	1.9
Sensitivity of ECL under existing lifetime PD thresholds
The calibration of PD threshold bands used for quantitative SICR identification requires judgement and is a key source of estimation uncertainty. On Group level, the total model ECL on performing assets, which is the collective ECL assessment without taking management adjustments into account, was €1,521 million as at 30 June 2026 (31
December 2025: €1,501 million). To demonstrate the sensitivity of the ECL under the existing PD threshold bands, hypothetically solely applying the upside scenario would result in a total model ECL on performing assets of
€1,163 million and a decrease in the Stage 2 ratio by 0.4%-point, while solely applying the downside scenario would result in a total model ECL on performing assets of €2,160 million and an increase in the Stage 2 ratio by
1.4%-point.
Qualitative SICR thresholds
It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation as ING Group also relies on a number of qualitative indicators to identify and assess SICR. An asset can also change stages as a result of other triggers, such as having a substandard internal rating, being forborne, being under intensive care management,  being on a watch list,  the occurrence of an early warning indicator, collective SICR assessment or having over 30 days arrears (used as a backstop).

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Other risks and uncertainties
Because we are a financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability, solvency and liquidity of our business.
Factors such as the regional and global economic impact of the war in
Ukraine and related international response measures, inability of counterparties to meet their financial obligations, changes in interest rate levels, securities prices, credit ratings, credit spreads, liquidity spreads, exchange rates, discontinuation of or changes to ‘benchmark’ indices, consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets, operational risks, political events and trends, non-compliance with (or changes) in laws and regulations, climate change, terrorism, as well as inability to protect our intellectual property and infringement claims by third parties, to achieve our strategy or to retain key personnel may all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region.
Additional risks of which ING is not presently aware, or that are currently viewed as less material than the risks described above, could also affect the business operations of ING and have a material adverse effect on ING’s business activities, financial condition, results of operations and prospects.
For more information on risks, please refer to “Other information and appendices - Risk Factors” in the 2025 Annual Report.
The impact of the benchmark rate reform - WIBOR
In the 2025 consolidated financial statements as disclosed in the 2025
Annual Report, the Group presented a disclosure on the impact of the
WIBOR benchmark reform.
In Poland, the Steering Committee of the National Working Group (NWG
SC) appointed in connection with the WIBOR benchmark reform, issued the decision on the selection of the POLSTR (Polish Short Term Rate) as the ultimate interest rate benchmark in Poland intended to replace the WIBOR benchmark. The chosen index is calculated based on unsecured deposits of
Credit and Financial Institutions.
During the first half of 2026, the Polish benchmark reform entered a further phase following communications issued on 18 May 2026 by GPW
Benchmark S.A. and the Polish Financial Supervision Authority KNF
(Komisja Nadzoru Finansowego) regarding the orderly cessation of WIBID and WIBOR. Under the announced approach, the key tenors 1M, 3M and
6M will continue to be published until 31 December 2036 instead of 31
December 2027, with cessation effective from 1 January 2037, to facilitate the orderly run-off of legacy contracts and instruments.
KNF indicated that new contracts or financial instruments referencing
WIBID or WIBOR should no longer be concluded after 31 December 2026 and that, from 1 January 2027, those benchmarks should be used only for existing exposures and, where applicable, for hedging derivatives entered into after that date to hedge those existing exposures. At the same time, the market is expected to transition to POLSTR and, where applicable, to fixed-rate or periodically fixed-rate products for new business. The extended run-off period is intended to enable market participants the orderly reduction of exposures linked to WIBOR/WIBID, including, where relevant, contract amendments, the modification or early redemption of debt instruments, and the orderly management of legacy hedging derivatives linked to existing portfolio exposures.
A draft act amending certain acts with the objective of supporting the development of the financial market and enhancing financial stability in that market has been submitted for public consultation. Among the proposed amendments are regulations related to the benchmark reform.
The draft is currently under review, and its final form has not yet been determined.
The discontinuation of WIBOR exposes ING and its customers to a number of risks, including legal, financial, operational, reputational and conduct risks. WIBOR is used in a range of lending and derivative products. ING has established a dedicated programme to manage the transition. The reform is particularly relevant for ING Bank Śląski S.A., which has significant exposures to Polish zloty-denominated assets and liabilities, including derivatives used for risk management purposes.
Capital management

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Capital Management
ING manages capital using the IFRS-EU equity position as basis. ING
Group’s Common Equity Tier 1 capital (CET1) ratio is managed around the
~13% target level and was 13.1% at the end of June 2026, in line with the
CET1 ratio at the end of December 2025. CET1 capital remained broadly stable, as the generated net profit was fully allocated to reserved profits outside of CET1 capital, following the implementation of an updated dividend reserving approach. The increase in risk-weighted assets was mainly driven by business growth, partly offset by other items, including the RWA relief from a significant risk transfer (SRT) executed in the second quarter. ING employs securitisation initiatives as part of its capital management strategy to achieve effective risk transfer, optimise RWAs and support efficient capital allocation. ING Group’s CET1 target level of
~13% is around 190 basis points above the prevailing CET1 ratio requirement (including buffer requirements) of 11.10%.
Capital position as per 30 June 2026

ING Group capital position according to CRR III / CRD V
in EUR million	30 June 2026	31 December 2025
Shareholders’ equity [1]	50,246	49,698
- Interim profits not included in CET1 capital	-2,725	-2,125
- Other adjustments	-2,829	-3,006
Regulatory adjustments	-5,554	-5,130
Available common equity Tier 1 capital	44,692	44,567

Additional Tier 1 securities	8,906	7,459
Regulatory adjustments additional Tier 1	114	112
Available Tier 1 capital	53,712	52,138

Supplementary capital Tier 2 bonds	10,135	10,608
Regulatory adjustments Tier 2	67	98
Available Total capital	63,914	62,845

Risk weighted assets	341,946	340,739

Common equity Tier 1 ratio	13.1%	13.1%
Tier 1 ratio	15.7%	15.3%
Total capital ratio	18.7%	18.4%
1 Shareholders' equity is determined in accordance with IFRS-EU.
Distribution policy
Net profit was equal to the IFRS-EU net result. ING has fully reserved the
EUR 3,503 million net profit in 1H2026. From 1Q2026 onwards, ING has updated its dividend reserving approach to align with EBA guidance. Under the revised approach, additional distributions will primarily be financed through upfront reserving. The distribution policy of a 50% pay-out ratio on resilient net profit remains unchanged. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business. No adjustments for significant items took place in 1H2026. The
50% pay-out may be in the form of cash, or a combination of cash and share repurchases, with the majority in cash. Additional distributions are to be considered periodically, considering alternative opportunities, macro-
economic circumstances and the outcome of our capital planning.
Prerequisite for a distribution is a CET1 ratio of at least prevailing Maximum
Distributable Amount (MDA) level after distribution.
Following our distribution policy, a final cash dividend over 2025 of EUR
0.736 per share was paid in April 2026. An interim dividend over the first six months of 2026 of EUR 0.40 per share will be paid on 10 August 2026 for
Euronext Amsterdam and 17 August 2026 for New York Stock Exchange.
The additional shareholder distribution of up to EUR 1,600 million, as announced on 30 October 2025, was completed on 27 April 2026. As part of this, an amount of EUR 500 million was distributed in cash to shareholders, for which EUR 0.172 per share was paid on 15 January 2026.
The additional shareholder distribution of up to EUR 1,000 million which was announced in April 2026 is ongoing.
For further information on dividend and other distributions, reference is made to Note ‘Dividend per ordinary share’ and Note ‘Equity’.
Condensed consolidated
interim financial statements

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	27

Condensed consolidated statement of financial position

in EUR million	30 June 2026	31 December 2025		30 June 2026	31 December 2025
Assets			Liabilities
Cash and balances with central banks	64,954	52,889	Deposits from banks	31,687	18,517
Loans and advances to banks	30,311	21,204	Customer deposits 8	773,291	721,373
Financial assets at fair value through profit or loss 2,4	160,057	133,157	Financial liabilities at fair value through profit or loss 9	103,313	80,532
Financial assets at fair value through other comprehensive income 3,4	63,043	56,662	Current tax liabilities	517	411
Securities at amortised cost 4	67,985	53,867	Deferred tax liabilities	1,808	1,896
Loans and advances to customers 5	761,314	727,733	Provisions	902	941
Investments in associates and joint ventures 6	1,184	1,607	Other liabilities	14,331	11,989
Property and equipment	2,651	2,478	Debt securities in issue	166,011	151,231
Intangible assets 7	1,740	1,510	Subordinated loans	19,068	18,100
Current tax assets	408	458	Total liabilities	1,110,928	1,004,990
Deferred tax assets	837	788
Other assets	11,897	7,975	Equity 10
			Share capital and share premium	17,146	17,147
			Other reserves	-2,058	-3,080
			Retained earnings	39,225	40,016
			Shareholders’ equity (parent)	54,313	54,083
			Non-controlling interests	1,141	1,255
			Total equity	55,454	55,339

Total assets	1,166,382	1,060,329	Total liabilities and equity	1,166,382	1,060,329
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	28

Condensed consolidated statement of profit or loss

	1 January to 30 June			1 January to 30 June
in EUR million	2026	2025		2026	2025

Interest income using effective interest rate method	20,075	22,079	Addition to loan loss provisions	625	612
Other interest income	5,067	3,763	Staff expenses	3,865	3,749
Total interest income	25,141	25,842	Other operating expenses 14	2,440	2,485
			Total expenses	6,930	6,846
Interest expense using effective interest rate method	-12,210	-15,291
Other interest expense	-4,601	-3,261	Result before tax	4,738	5,558
Total interest expense	-16,811	-18,552
			Taxation	1,434	1,516
Net interest income 11	8,331	7,290	Net result	3,304	4,042

Fee and commission income	3,430	3,090	Net result attributable to:
Fee and commission expense	-917	-874	Non-controlling interests	120	127
Net fee and commission income 12	2,514	2,216	Shareholders of the parent	3,184	3,915
				3,304	4,042
Valuation results and net trading income 13	599	2,773	in EUR
Investment income	61	48	Earnings per ordinary share 15
Other net income	163	77	Basic and diluted earnings per ordinary share	1.11	1.29
Total income	11,668	12,404
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	29

Condensed consolidated statement of comprehensive
income

	1 January to 30 June
in EUR million	2026	2025
Net result	3,304	4,042

Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
- Unrealised revaluations property in own use	0	-8
- Remeasurement of the net defined benefit asset/liability	34	-7
- Change in fair value of equity instruments at fair value through other comprehensive income	25	35
- Changes in fair value related to changes in own credit risk for financial liabilities designated at fair value through profit or loss	-22	-5
Items that may subsequently be reclassified to the statement of profit or loss:
- Change in fair value of debt instruments at fair value through other comprehensive income	23	185
- Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss	-16	-10
- Changes in cash flow hedge reserve	-119	586
- Exchange rate differences	280	-803
Total other comprehensive income	205	-26

Total comprehensive income	3,509	4,016

Total comprehensive income attributable to:
Non-controlling interests	89	230
Shareholders of the parent	3,420	3,786
	3,509	4,016
Each component of the other comprehensive income is presented after taxation.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	30

Condensed consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2025	17,147	-3,080	40,016	54,083	1,255	55,339

Net result			3,184	3,184	120	3,304
Other comprehensive income		236		236	-31	205
Total comprehensive income net of tax		236	3,184	3,420	89	3,509

Dividends and other cash distributions 16			-2,116	-2,116	-203	-2,320
Share buyback programmes, commitment			-1,000	-1,000		-1,000
Share buyback programmes, repurchases of shares		-1,124	1,053	-71		-71
Share buyback programmes, cancellation of shares	-1	2,000	-1,999
Employee share-based compensation plans		72	-50	22	0	21
Other changes in treasury shares		3		3		3
Transfers		-164	164
Other changes			-28	-28	0	-28

Balance as at 30 June 2026	17,146	-2,058	39,225	54,313	1,141	55,454
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements. Changes in individual Reserve components are presented in Note 10 'Equity'.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	31

Condensed consolidated statement of changes in equity -
continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2024	17,148	-687	36,243	52,703	995	53,698

Net result			3,915	3,915	127	4,042
Other comprehensive income		-129		-129	103	-26
Total comprehensive income net of tax		-129	3,915	3,786	230	4,016

Dividends 16			-2,152	-2,152	-193	-2,345
Share buyback programmes, commitment			-2,000	-2,000		-2,000
Share buyback programmes, repurchases of shares		-2,047	1,982	-64		-64
Employee share-based compensation plans		59	-40	18	0	18
Other changes in treasury shares		7		7		7
Transfers		-360	360
Other changes			-8	-8	0	-8

Balance as at 30 June 2025	17,148	-3,158	38,300	52,290	1,031	53,321
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements. Changes in individual Reserve components are presented in Note 10 'Equity'.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	32

Condensed consolidated statement of cash flows

		1 January to 30 June
in EUR million		2026	2025
Cash flows from operating activities
Result before tax		4,738	5,558
Adjusted for:	– Depreciation and amortisation	333	330
	– Addition to loan loss provisions	625	612
	– Revaluations	-37	613
	– Exchange rate differences and other	304	-2,519
Taxation paid		-1,421	-1,129
Changes in:	– Loans and advances to banks, not available on demand	-7,214	-19,168
	– Deposits from banks, not payable on demand	3,365	-529
	– Trading assets	-8,925	8,242
	– Trading liabilities	2,892	-8,868
	– Loans and advances to customers	-29,565	-22,641
	– Customer deposits	50,044	53,363
	– Non–trading derivatives	-231	2,108
	– Assets designated at fair value through profit or loss	-43	914
	– Assets mandatorily at fair value through profit or loss	-17,596	-28,235
	– Other assets	-3,904	-2,108
	– Other financial liabilities at fair value through profit or loss	19,063	19,050
	– Provisions and other liabilities	2,801	4,899
Net cash flow from/(used in) operating activities		15,230	10,491

Cash flows from investing activities
Investments and advances:	- Acquisition of subsidiaries, net of cash acquired	-95	0
	- Associates and joint ventures	-4	-1
	– Financial assets at fair value through other comprehensive income[1]	-28,505	-11,324
	– Securities at amortised cost[1]	-101,994	-81,126
	– Property and equipment	-369	-124

		1 January to 30 June
		2026	2025
	– Other investments	-193	-200
Disposals and redemptions:	– Associates and joint ventures	458	116
	– Financial assets at fair value through other comprehensive income[1]	22,461	7,144
	– Securities at amortised cost[1]	88,336	76,653
	– Property and equipment	13	26
	– Other investments	4	6
	Net cash flow from/(used in) investing activities	-19,885	-8,829

	Cash flows from financing activities
	Proceeds from debt securities[1]	99,258	80,301
	Repayments of debt securities[1]	-87,048	-65,413
	Proceeds from issuance of subordinated loans	2,242	1,232
	Repayments of subordinated loans	-1,490	-1,818
	Repayments of principal portion of lease liabilities	-147	-143
	Purchase/sale of treasury shares	-1,124	-2,047
	Dividends paid	-2,819	-2,843
	Net cash flow from/(used in) financing activities	8,873	9,268

Net cash flow		4,217	10,931

	Cash and cash equivalents at beginning of the period	54,148	69,069
	Effect of exchange rate changes on cash and cash equivalents	-130	-610
	Cash and cash equivalents at end of the period	58,235	79,389
1 Cash flows are reported on a gross basis and include investments and borrowings of short term securities.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	33

Condensed consolidated statement of cash flows -
continued

Cash and cash equivalents
in EUR million	30 June 2026	30 June 2025
Treasury bills and other eligible bills included in securities at AC	80	77
Deposits from banks	-16,730	-11,093
Loans and advances to banks	9,931	14,841
Cash and balances with central banks	64,954	75,565
Cash and cash equivalents at end of the period	58,235	79,389
Cash and cash equivalents include deposits from banks and loans and advances to banks that are payable on demand. Included in Cash and cash equivalents are minimum mandatory reserve deposits held at various central banks.
The table below presents the interest and dividend received and paid.

	1 January to 30 June
in EUR million	2026	2025
Interest received	24,238	26,406
Interest paid	-16,841	-19,700
	7,397	6,706

Dividend received	143	202
Dividend paid	-2,819	-2,843
Dividends received from associates and joint ventures are included in investing activities; interest received, interest paid and other dividends received are included in operating activities; and dividend paid is included in financing activities in the Condensed consolidated statement of cash flows.

Changes in liabilities arising from financing activities
	Debt securities in issue		Subordinated Loans		Lease liabilities
in EUR million	30 June 2026	30 June 2025	30 June 2026	30 June 2025	30 June 2026	30 June 2025
Opening balance	151,231	142,367	18,100	17,878	1,050	1,116
Cash flows:
Additions	99,258	80,301	2,242	1,232
Redemptions / Disposals	-87,048	-65,413	-1,490	-1,818	-147	-143
Non cash changes:
Amortisation	288	357	9	11	15	14
Other	177	-149	32	-7	78	132
Changes in unrealised revaluations	-249	472	-95	270
Foreign exchange movement	2,353	-6,919	272	-1,000	2	-12
Closing balance	166,011	151,016	19,068	16,566	998	1,107

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	34

Notes to the Condensed consolidated interim financial
statements
1  Basis of preparation and material accounting policy information
1.1  Reporting entity and authorisation of the Condensed consolidated interim financial statements
ING Groep N.V. (Naamloze Vennootschap) is a company domiciled in Amsterdam, the Netherlands. Commercial
Register of Amsterdam, number 33231073. These Condensed consolidated interim financial statements, as at and for the six month period ended 30 June 2026, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers.
The ING Group Condensed consolidated interim financial statements, as at and for the six month period ended 30
June 2026, were authorised for issue in accordance with a resolution of the Executive Board on 29 July 2026.
1.2  Basis of preparation of the Condensed consolidated interim financial statements
The ING Group Condensed consolidated interim financial statements have been prepared in accordance with
International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’.
The ING Group Condensed consolidated interim financial statements on Form 6-K have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) for
purposes of reporting with the U.S. Securities and Exchange Commission (SEC), including financial information contained in this Interim report on Form 6-K. The term ‘IFRS-IASB’ is used to refer to International Financial
Reporting Standards as issued by the International Accounting Standards Board, including the decisions ING Group made with regard to the options available under IFRS-IASB.
The Condensed consolidated interim financial statements should be read in conjunction with the 2025 ING Group
Consolidated financial statements as included in the 2025 Annual Report on Form 20-F. The accounting policies used in preparing these Condensed Consolidated Interim Financial Statements are consistent with those disclosed in the 2025 ING Group Consolidated Financial Statements included in the 2025 Annual Report on Form 20-F, with no material changes, except for the adoption of IFRS amendments that became effective in 2026 (see Note 1.3.1
'Changes in IFRS effective in 2026'), which did not have a material impact on the Group.
The ING Group Condensed consolidated interim financial statements have been prepared on a going concern basis.
The Condensed consolidated interim financial statements are presented in euros and rounded to the nearest million, unless stated otherwise. Amounts may not add up due to rounding.
1.2.1  Presentation of Risk management disclosures
To improve transparency, reduce duplication and present related information in one place, certain disclosures of the nature and extent of risks related to financial instruments are included in the ‘Risk management’ section of the
Interim Report.
These disclosures are an integral part of ING Group Condensed consolidated interim financial statements and are indicated in the ‘Risk management’ section by the symbol (*). Chapters, paragraphs, graphs or tables within the
'Risk management' section that are indicated with this symbol in the respective headings or table header are considered to be an integral part of the Condensed consolidated interim financial statements.
1.2.2 Reconciliation between IFRS-EU and IFRS-IASB
The 2025 ING Group Consolidated financial statements and the 2026 ING Group Condensed consolidated interim financial statements are prepared in accordance with IFRS-EU. IFRS-EU refers to IFRS Accounting Standards as adopted by the European Union (EU), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial
Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve-out version of IAS 39. Particularly, it is applied to portfolio-based hedging strategies for retail lending (mortgages) and core deposits. Under the EU IAS 39 carve-out, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits. In addition, and in general to any hedge accounting relationship under the EU IAS 39 carve-out, the hedge effectiveness requirements are less strict than under IFRS-IASB and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	35

amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
This information under IFRS-IASB is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve-out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take into account the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Interim Report on Form 6-K.
In 2026 forward interest rates for shorter tenors increased while for the long tenors the yield decreased, overall resulting in a negative EU IAS 39 carve out adjustment after tax of EUR -319 million (2025: EUR 786 million positive). The impact of the adjustment is mainly reflected in line item 'Valuation results and net trading income' in the statement of profit or loss. A reconciliation between IFRS-EU and IFRS-IASB is included below.

Reconciliation net result under IFRS-EU and IFRS-IASB
	1 January to 30 June
in EUR million	2026	2025
In accordance with IFRS-EU (attributable to the shareholders of the parent)	3,503	3,130
Adjustment of the EU IAS 39 carve-out	-439	1,065
Tax effect of the adjustment	120	-279
Effect of adjustment after tax	-319	786
In accordance with IFRS-IASB (attributable to the shareholders of the parent)	3,184	3,915

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
in EUR million	30 June 2026	31 December 2025
In accordance with IFRS-EU (attributable to the shareholders of the parent)	50,246	49,698
Adjustment of the EU IAS 39 carve-out	5,582	6,022
Tax effect of the adjustment	-1,516	-1,636
Effect of adjustment after tax	4,067	4,386
In accordance with IFRS-IASB Shareholders’ equity	54,313	54,083

1.3  Changes to accounting policies and presentation
ING Group has consistently applied its material accounting policies to all periods presented in these Condensed consolidated interim financial statements.
1.3.1  Changes in IFRS effective in 2026
The following amendments to IFRS became effective in the current reporting period with no significant impact for
ING Group:
▪Amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosure': Classification and
Measurement of Financial Instruments (issued in May 2024). Amendments clarify recognition and derecognition dates for certain financial assets and liabilities (introducing an exception for financial liabilities settled through electronic payment systems); provide further guidance on assessing contractual cash flow characteristics of financial assets including ESG and similar features, non-recourse features and contractually-
linked instruments;  introduce disclosures for financial instruments with contingent features that could change the amount of contractual cash flows and update disclosure requirements for equity instruments at FVOCI.
▪Amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosure': Contracts
Referencing Nature-dependent Electricity (issued in December 2024). Amendments clarify accounting for renewable electricity contracts, including own-use and hedge accounting and related disclosures.
▪Annual Improvements to IFRS Accounting Standards: Volume 11 (issued in July 2024). Amendments include minor clarifications and corrections across a number of Standards to improve consistency and clarity.
1.3.2  Upcoming changes in IFRS after 2026
ING Group has not early adopted any of the following Standards, interpretations or amendments that have been issued but are not yet effective.
Effective in 2027:
▪Amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates': Translation to a Hyperinflationary
Presentation Currency (issued in November 2025). Amendments clarify accounting when translating from a non-
hyperinflationary functional currency to a hyperinflationary presentation currency. There is no impact expected on the consolidated financial statements.
▪Amendments to the Fair Value Option in IAS 28 Investments in Associates and Joint Ventures (issued in June
2026). The amendments clarify the scope of the fair value option exemption in IAS 28 for certain entities investing in associates and joint ventures. ING is assessing the impact of these amendments, which are not expected to have a material effect on the consolidated financial statements.
▪New Standard IFRS 18 'Presentation and Disclosure in Financial Statements' (issued in April 2024). IFRS 18 replaces IAS 1 'Presentation of Financial Statements', carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some paragraphs from IAS 1 have been moved to IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' and IFRS 7.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	36

Furthermore, the IASB has made minor amendments to IAS 7 'Statement of Cashflows' and IAS 33 'Earnings per
Share'. IFRS 18 introduces new requirements to:
–present specified categories (operating, investing, financing, income tax and discontinued operations) and defined subtotals in the statement of profit or loss;
–provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and
–improve aggregation and disaggregation.
ING continues to assess the impact of IFRS 18, effective from 1 January 2027. Based on the assessment performed to date:
▪ING has identified specified main business activities of providing financing to customers and investing in specified assets. As a result, the expected presentation and disclosure impact is mainly limited to income and expense reclassifications within the Consolidated statement of profit or loss for equity-accounted investments in associates and joint venture’ and non-trading equity instruments in scope of IFRS 9. These items will be presented in the investing category below the newly required ‘operating profit’ subtotal. Given the classification requirements and policy choices available under IFRS 18, the financing category is expected to comprise mainly interest on finance lease liabilities and net interest on defined benefit obligations.
▪ING currently uses a number of performance measures in external communications that may qualify as MPMs under IFRS 18, including measures based on net interest income, total income and certain adjusted profit metrics. These measures will be required to be presented in a dedicated note together with explanations of their relevance and reconciliations to the most directly comparable IFRS-defined subtotals, including related tax and non-controlling interest effects. The assessment of the final population of MPMs and related disclosures is ongoing.
▪ING does not currently expect significant changes to the information disclosed in the notes to the financial statements, as IFRS 18 does not change the existing requirements to disclose material information.
▪For the statement of cash flows, the starting point for calculating cash flows from operating activities is expected to change to 'operating profit'.
In addition, in May 2024, the IASB also issued a new accounting Standard IFRS 19 'Subsidiaries without Public
Accountability: Disclosures', however, it is not applicable for the consolidated financial statements of ING Group.
Effective in 2029:
A new accounting Standard IFRS 20 'Regulatory Assets and Regulatory Liabilities' was issued in May 2026, however, it is not applicable for the consolidated financial statements of ING Group.
1.4  Significant judgements and critical accounting estimates and assumptions
The preparation of the Condensed consolidated interim financial statements requires management to make judgements in the process of applying its accounting policies and to use estimates and assumptions. The estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent assets and contingent liabilities at the balance sheet date, as well as reported income and expenses for the year. The actual outcome may differ from these estimates. The process of setting assumptions is subject to internal control procedures and approvals.
Consistent with Note 1.4 'Significant judgements and critical accounting estimates and assumptions' of the 2025
ING Group Consolidated financial statements, the following areas continue to require management to make significant judgements and use critical accounting estimates and assumptions based on the information and financial data that may or may not change in future periods:
▪Loan loss provisions (financial assets);
▪The determination of the fair values of financial assets and liabilities;
▪Investment in associate - assessment of additional impairment losses or reversal of previous impairment losses;
▪Investment in associate - determination of significant influence over associates; and
▪Provisions.
In April 2026 ING has terminated the agreement to sell its business in Russia. ING assessed that there currently is no realistic expectation that the buyer will obtain the necessary approvals. Consequently, judgement around classification of ING Bank (Eurasia) JSC as held for sale and the timing of loss recognition no longer applies.
2  Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
in EUR million	30 June 2026	31 December 2025
Trading assets	64,728	55,730
Non-trading derivatives	1,501	1,657
Designated at fair value through profit or loss	3,455	3,448
Mandatorily measured at fair value through profit or loss	90,373	72,322
	160,057	133,157
(Reverse) repurchase transactions
Financial assets at fair value through profit or loss include securities lending and sales and repurchase transactions with securities. At ING, these types of transactions are recognised in several lines in the statement of financial position depending on business model assessment and counterparty. Netting is applicable to repurchase agreements that are governed by an established Global Master Repurchase Agreement (GMRA) when ING Group has the intention to settle net. This netting is restricted to transactions involving the same currency and maturity date, and must occur within the same legal entity.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	37

ING Group’s exposure to (reverse) repurchase transactions is included in the following lines in the statement of financial position:

Exposure to (reverse) repurchase agreements
in EUR million	30 June 2026	31 December 2025
Reverse repurchase transactions
Loans and advances to banks	15,566	6,836
Loans and advances to customers	5,107	3,866
Trading assets, loans and receivables	725	1,574
Loans and receivables mandatorily measured at fair value through profit or loss	86,092	68,469
	107,490	80,746
Repurchase transactions
Deposits from banks	3,654	330
Customer deposits	1,765	182
Trading liabilities, funds on deposit	13	31
Funds entrusted designated and measured at fair value through profit or loss	65,041	46,211
	70,472	46,755
3  Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income by type
in EUR million	30 June 2026	31 December 2025
Equity securities	2,647	2,607
Debt securities [1]	56,765	50,817
Loans and advances [1]	3,631	3,238
	63,043	56,662
1 Debt securities include an amount of EUR -17 million (31 December 2025: EUR -15 million) and the Loans and advances includes EUR -1 million (31
December 2025: EUR -6 million) of Loan loss provisions.
Exposure to equity securities

Equity securities at fair value through other comprehensive income
	Carrying value	Carrying value	Dividend income	Dividend income
in EUR million	30 June 2026	31 December 2025	30 June 2026	31 December 2025
Investment in Bank of Beijing	1,740	1,838	0	98
Investment in Van Lanschot Kempen	580	462	26	12
Other Investments	327	307	14	6
	2,647	2,607	41	116
As at 30 June 2026 ING holds approximately 13% (31 December 2025: 13%) of the shares of Bank of Beijing, a bank listed on the stock exchange of Shanghai. The stake in Bank of Beijing is part of the Corporate Line. As per regulatory requirements set by the China Banking and Insurance Regulatory Commission, ING, as a shareholder holding more than 5% of the shares, is required to supply additional capital when necessary. No request for additional capital was received in the first six months of 2026 (2025: nil).
Changes in fair value through other comprehensive income
The following table presents changes in financial assets at fair value through other comprehensive income.

Changes in fair value through other comprehensive income financial assets
	FVOCI equity securities		FVOCI debt instruments [1]		Total
in EUR million	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025
Opening balance as at 1 January	2,607	2,562	54,055	43,827	56,662	46,389
Additions	1	395	28,504	42,899	28,505	43,294
Amortisation			28	75	28	75
Transfers and reclassifications		10				10
Changes in unrealised revaluations [2]	-60	-156	19	322	-41	166
Impairments			-10	-10	-10	-10
Reversals of impairments			8	7	8	7
Disposals and redemptions	-1	-7	-22,453	-33,124	-22,454	-33,131
Exchange rate differences	107	-178	245	-1,088	352	-1,267
Other changes	-7	-19		1,148	-7	1,128
Closing balance	2,647	2,607	60,395	54,055	63,043	56,662
1Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2Changes in unrealised revaluations of FVOCI debt instruments include changes on hedged items which are recognised in the statement of profit or loss.
Reference is made to Note 10 'Equity'  for details on the changes in revaluation reserve.
FVOCI equity securities
Exchange rate differences of EUR 107 million (31 December 2025: EUR -178 million) are mainly related to the stake in Bank of Beijing following the appreciation of CNY versus EUR. In the first six months of 2026, changes in unrealised revaluations of equity securities are mainly related to a revaluation of the stake in Bank of Beijing of
EUR -206 million (31 December 2025: EUR -225 million) and Van Lanschot Kempen of EUR 125 million (31
December 2025: EUR 61 million) following a change in the share price.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	38

4  Debt securities
ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:

Exposure to debt securities
in EUR million	30 June 2026	31 December 2025
Debt securities at fair value through other comprehensive income	56,765	50,817
Debt securities at amortised cost	67,985	53,867
Debt securities at fair value through other comprehensive income and amortised cost	124,750	104,684

Trading assets	9,929	8,120
Debt securities designated and measured at fair value through profit or loss	2,535	2,330
Debt securities mandatorily measured at fair value through profit or loss	1,019	769
Total debt securities at fair value through profit or loss	13,484	11,219
	138,233	115,903
ING Group’s total exposure to debt securities (excluding debt securities held in the trading portfolio) of EUR
128,304 million (31 December 2025: EUR 107,783 million) is specified as follows:

Debt securities by type of exposure
	Debt Securities at FVPL [1]		Debt Securities at FVOCI		Debt Securities at AC		Total
in EUR million	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025
Government bonds	259	288	33,980	32,578	33,272	25,297	67,512	58,163
Central bank bonds	416	376			4,998	2,541	5,415	2,917
Sub-sovereign, Supranationals and Agencies	391	413	18,428	13,788	20,581	16,744	39,400	30,945
Covered bonds			3,628	3,750	5,416	5,362	9,045	9,111
Corporate bonds	91	89	79	109	81	50	250	248
Financial institutions' bonds	1,392	1,176	103	28	159	96	1,654	1,300
ABS portfolio	1,006	757	564	578	3,491	3,790	5,061	5,125
	3,554	3,099	56,782	50,832	68,000	53,879	128,336	107,809
Loan loss provisions			-17	-15	-15	-11	-32	-26
Debt securities portfolio	3,554	3,099	56,765	50,817	67,985	53,867	128,304	107,783
1Debt securities at FVPL includes both debt securities designated - and mandatorily measured at fair value through profit or loss.
5  Loans and advances to customers

Loans and advances to customers by type
in EUR million	30 June 2026	31 December 2025
Loans and advances to public authorities	25,193	23,034
Residential mortgages	390,516	375,097
Other personal lending	41,059	39,723
Corporate Lending	310,561	295,773
	767,329	733,627

Loan loss provisions	-6,015	-5,894
	761,314	727,733
For details on credit quality and loan loss provisioning, refer to ‘Risk management – Credit risk’ – paragraphs 'Loan loss provisioning' and 'Portfolio quality and concentration'.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	39

6  Investment in associates and joint ventures

Investments in associates and joint ventures
	30 June 2026			31 December 2025
in EUR million	Interest held (%)	Fair value of listed investments	Balance sheet value	Interest held (%)	Fair value of listed investments	Balance sheet value
TMBThanachart Bank Public Company Limited	20%	1,107	983	23%	1,212	1,307
Other investments in associates and joint ventures			201			300
			1,184			1,607
TMBThanachart Bank Public Company Limited
ING Group has a 20%  investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), a bank listed on the stock exchange of Thailand. TTB is providing products and services to wholesale, small and medium enterprise (SME), and retail customers. TTB is accounted for as an investment in associate based on the size of
ING's shareholding and representation on the Board. The investment in TTB is reflected in the Corporate Line.
Other investments in associates and joint ventures
Included in Other investments in associates and joint ventures are mainly financial services and (non-) financial technology funds or vehicles operating predominantly in Europe, and are individually not significant to ING Group.
Significant influence for associates in which the interest held is below 20%, is based on the combination of ING
Group’s financial interest and other arrangements, such as participation in the Board of Directors.
The associates and joint ventures of ING are subject to legal and regulatory restrictions regarding the amount of dividends they can pay to ING. These restrictions are, for example, dependent on the laws in the country of incorporation for declaring dividends or as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the associates and joint ventures operate.
In addition, the associates and joint ventures also consider other factors in determining the appropriate levels of equity needed. These factors and limitations include, but are not limited to, the rating agency and regulatory views, which can change over time.

Changes in Investments in associates and joint ventures
in EUR million	30 June 2026	31 December 2025
Opening balance as at 1 January	1,607	1,679
Additions	4	1
Transfers	0	-29
Revaluations	-25	35
Share of results	127	209
Dividends received	-76	-160
Disposals	-382	-66
Impairments	-4	-9
Exchange rate differences	-34	-54
Other	-33
Closing balance	1,184	1,607
Share of results from associates and joint ventures of EUR 127 million (31 December 2025: EUR 209 million) as included in the table above is mainly attributable to our share in the results of TTB of EUR 69 million (31 December
2025: EUR 136 million).
Disposals of EUR -382 million (31 December 2025: EUR -66 million) mainly relate to the partial reduction of ING's stake in TTB, through participation in TTB's 2026 share buyback programmes. The transactions reduced ING's stake
(excl. treasury shares) to 19.5%, however ING continues to hold significant influence over TTB given the magnitude of its voting rights and board representation. Gross proceeds to ING from the transactions amounted to approximately EUR 304 million.
Impairments and reversal thereof on the investment in TTB
Accumulated impairments on the investment in TTB of EUR 395 million (31 December 2025: EUR 395 million) were recognised in previous years. There is no impairment trigger observed as per 30 June 2026. While the estimated recoverable amount, based on fair value less costs of disposal, exceeded the carrying amount, the available evidence did not support a reversal of previously recognised impairment losses at the reporting date.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	40

7  Intangible assets

Changes in intangible assets
	Goodwill		Software		Other		Total
in EUR million	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025
Opening balance as at 1 January	477	476	1,030	855	3	3	1,510	1,334
Additions	71		18	35			89	35
Capitalised expenses			174	380			174	380
Amortisation			-113	-223	-1		-114	-223
Impairments [1]			-3	-7			-3	-7
Exchange rate differences	-2	1	18	-10	0		16	-9
Disposals				-2				-2
Other changes	43			2	26	1	69	2
Closing balance	588	477	1,124	1,030	28	3	1,740	1,510

Gross carrying amount	588	477	3,474	3,281	35	9	4,097	3,767
Accumulated amortisation			-2,295	-2,197	-5	-4	-2,300	-2,201
Accumulated impairments			-56	-53	-1	-1	-57	-55
Net carrying value	588	477	1,124	1,030	28	3	1,740	1,510
1 Impairments of intangible assets are presented within Other operating expenses in the statement of Profit or Loss.
Goodwill increased by EUR 113 million during the second quarter of 2026, following ING Bank Slaski's acquisition of the remaining 55% interest in Goldman Sachs TFI. The increase reflects the goodwill recognised as part of the purchase price allocation performed upon obtaining full ownership. As a result, total goodwill increased from EUR
477 million as at 31 December 2025  to EUR 588 million as at 30 June 2026. In addition, the acquisition resulted in the recognition of EUR 26 million of other intangible assets, primarily relating to client relationships.
Reference is made to Note 20 'Businesses acquired and divested' for further details on goodwill.
Impairment testing
ING assesses whether there are indicators that goodwill may be impaired. Based on the impairment trigger assessment performed as of June 2026, no indicators of goodwill impairment were identified.
8  Customer deposits

Customer deposits
in EUR million	30 June 2026	31 December 2025
Current accounts / Overnight deposits	242,598	238,940
Savings accounts	399,779	382,066
Time deposits	127,386	98,599
Other	3,527	1,768
	773,291	721,373
Current accounts / Overnight deposits, Savings accounts and Time deposits include balances with individuals, respectively EUR 114,184 million (31 December 2025: EUR 113,586 million), EUR 365,170 million (31 December
2025: EUR 347,234 million) and EUR 53,198 million (31 December 2025: EUR 50,033 million).
9  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
in EUR million	30 June 2026	31 December 2025
Trading liabilities	26,318	23,427
Non-trading derivatives	1,257	1,338
Designated at fair value through profit or loss	75,738	55,768
	103,313	80,532

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	41

10  Equity

Total equity
In EUR million	30 June 2026	31 December 2025
Share capital and share premium
- Share capital	29	30
- Share premium	17,116	17,116
	17,146	17,147
Other reserves
- Revaluation reserve: Equity securities at FVOCI	1,468	1,444
- Revaluation reserve: Debt instruments at FVOCI	-37	-41
- Revaluation reserve: Cash flow hedge	-1,198	-1,096
- Revaluation reserve: Credit liability	-71	-49
- Revaluation reserve: Property in own use	154	156
- Net defined benefit asset/liability remeasurement reserve	-313	-345
- Currency translation reserve	-2,476	-2,774
- Share of associates and joint ventures and other reserves	1,868	2,031
- Treasury shares	-1,454	-2,404
	-2,058	-3,080

Retained earnings	39,225	40,016

Shareholders’ equity (parent)	54,313	54,083
Non-controlling interests	1,141	1,255
Total equity	55,454	55,339
Equity securities at FVOCI
In 2026, the movement of EUR 24 million (2025: EUR -372 million) includes unrealised revaluation of EUR 24 million
(2025: EUR -366 million) of which shares in Bank of Beijing for EUR -98 million (2025: EUR -403 million). Refer to
Note 3 'Financial assets at fair value through other comprehensive income' for further information
Cash flow hedge
ING’s cash flow hedges mainly consist of interest rate swaps and cross-currency swaps that are used to protect against the exposure to variability in future cash flows on floating rate lending and borrowing. Due to an increase in forward interest rates in the first half of 2026, the interest rate swaps had a negative revaluation of EUR
-102 million which is recognised in the cash flow hedge reserve.
Currency translation reserve
Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges. The hedging strategy is to protect the CET1 ratio against adverse impact from exchange rate fluctuations. The net increase of unrealised revaluations and Exchange rate differences of EUR 299 million is related to several currencies including USD (EUR 125 million), TRY (EUR 53 million including EUR 79 million IAS 29 indexation effect), PLN (EUR -28 million), AUD (EUR 98 million), RUB (EUR 22 million), THB (EUR 10 million) and other currencies (EUR 19 million).
Share of associates and joint ventures and other reserves
The Share of associates, joint ventures and other reserves includes non-distributable profits from associates and joint ventures of EUR 817 million (2025: EUR 962 million) and a legal reserve of EUR 1,047 million (2025: EUR 956 million) related to internally developed software. The transfer to retained earnings of EUR -163 million includes the release of the Regio bank and Vakbondsspaarbank SPN reserve of EUR -108 million (2025: EUR -802 million) against regulatory expenses which are recognised in the statement of profit or loss. The reserve is fully utilized as per 30
June 2026.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	42

Treasury shares

Changes in treasury shares
	In EUR million		Number x 1,000
	30 June 2026	31 December 2025	30 June 2026	31 December 2025
Opening balance	-2,404	-765	119,105	51,117
Purchased/sold for trading purposes	3	6	-109	-480
Purchased under staff share plans	-71	-64	2,968	3,674
Distributed under staff share plans	72	60	-3,071	-3,460
Purchased under Share buyback programme	-1,053	-3,641	42,963	194,102
Cancelled under Share buyback programme	2,000	2,000	-101,193	-125,848
Closing balance	-1,454	-2,404	60,664	119,105
In 2026 ING Group initiated one share buyback programme and completed one from 2025:
▪EUR 1,100 million, commencing on 30 October 2025 and completed on 27 April 2026. A total of 47.0 million shares have been repurchased at an average effective price of EUR 23.38 per share. These shares are cancelled in July 2026;
▪EUR 1,000 million, commencing on 30 April 2026 and is expected to be completed by October 2026. As per 30
June 2026 a total of 13.46 million shares have been repurchased at an average price of EUR 26.01 per share. The intention is to cancel these shares in January 2027.
Retained earnings
In 2026, a cash dividend of EUR 2,116 million (2025: EUR 3,691 million) was paid to the shareholders of ING Group.
For further information, reference is made to Note 16 'Dividend per ordinary share'.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	43

11  Net interest income

Net interest income
in EUR million	30 June 2026	30 June 2025		30 June 2026	30 June 2025
Interest income on loans[1]	15,697	15,730	Interest expense on deposits[2]	6,001	6,807
Interest income on debt securities at amortised cost	826	656	Interest expense on debt securities in issue	2,579	2,562
Interest income on financial assets at fair value through OCI	1,051	803	Interest expense on subordinated loans	469	394
Interest income on non-trading derivatives (hedge accounting)	2,502	4,889	Interest expense on non-trading derivatives (hedge accounting)	3,161	5,528
Total interest income using effective interest rate method	20,075	22,079	Total interest expense using effective interest rate method	12,210	15,291

Interest income on financial assets at fair value through profit or loss	2,451	2,652	Interest expense on financial liabilities at fair value through profit or loss	1,999	2,166
Interest income on non-trading derivatives (no hedge accounting)	2,576	1,078	Interest expense on non-trading derivatives (no hedge accounting)	2,540	1,029
Interest income other	40	34	Interest expense on lease liabilities	15	14
Total other interest income	5,067	3,763	Interest expense other	47	52
			Total other interest expense	4,601	3,261

Total interest income	25,141	25,842	Total interest expense	16,811	18,552

			Net interest income	8,331	7,290
1 Includes interest income on loans to customers and banks, cash balances as well as negative interest on liabilities. Negative interest on liabilities amounted to EUR 19 million (30 June 2025: EUR 4 million).
2 Includes interest paid on deposits from customers and banks, and negative interest on assets. Negative interest on assets amounted to EUR 11 million (30 June 2025: EUR 4 million).

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	44

12  Net fee and commission income

Net fee and commission income
in EUR million	30 June 2026	30 June 2025
Fee and commission income
Payment Services	1,334	1,217
Securities business	518	482
Insurance and other broking	330	327
Portfolio management	478	386
Lending business	370	311
Financial guarantees and other commitments	249	229
Other fee and commission income	151	138
Total fee and commission income	3,430	3,090

Fee and commission expenses
Payment Services	441	421
Securities business	135	90
Distribution of products	248	259
Other fee and commission expenses	93	104
Total fee and commission expenses	917	874

Net fee and commission income	2,514	2,216
Reference is made to Note 17 'Segments', which includes net fee and commission income, as reported to the
Executive Board and the Management Board Banking, disaggregated by line of business.
13  Valuation results and net trading income

Valuation results and net trading income
in EUR million	30 June 2026	30 June 2025
Securities trading results	2,573	2,194
Derivatives trading results	-1,810	-1,169
Other trading results	-141	165
Change in fair value of derivatives relating to
– fair value hedges	-149	671
– cash flow hedges (ineffective portion)	15	4
– other non-trading derivatives	-54	-1,669
Change in fair value of assets and liabilities (hedged items)	122	-667
Valuation results on assets and liabilities designated and mandatory at FVPL (excluding trading)	-85	55
Foreign exchange transactions results	128	3,190
	599	2,773
In general, the fair value movements are influenced by changes in the market conditions, such as stock prices, credit spreads, interest rates and currency exchange rates. In 2026, valuation results and net trading income was affected by reversing the hedge accounting impacts that are applied under EU ‘IAS 39 carve-out’ with an impact of
EUR -589 million (30 June 2025: EUR 933 million).
Net trading income relates to trading assets and trading liabilities, which include assets and liabilities that are classified under IFRS as Trading but are closely related to servicing the needs of the clients of ING. ING offers products that are traded on the financial markets to institutional clients, corporate clients, and governments.
Securities trading results include the results of market making in instruments such as government securities, equity securities, corporate debt securities, and money-market instruments. The majority of the risks involved in security trading are economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. Derivatives trading results include the results of derivatives such as interest rate swaps, options, futures, and forward contracts.
Foreign-exchange transactions results include gains and losses from spot, options, futures, and translated foreign currency assets and liabilities. The result on currency trading is included in foreign exchange transactions results.
Valuation results and net trading income include the fair value movements on derivatives (used for both hedge accounting and economically hedging exposures) as well as the changes in the fair value of assets and liabilities included in hedging relationships as hedged items.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	45

14  Other operating expenses

Other operating expenses
in EUR million	30 June 2026	30 June 2025
Promotional and client acquisition costs	231	206
IT related expenses (excluding outsourcing and subcontracting)	408	382
Outsourcing and subcontracting	344	327
Facilities	133	137
Market data services	78	73
Advisory fees	126	135
Audit and supervisory fees	77	74
Indirect taxes	157	167
Regulatory costs	402	439
Depreciation and impairment of property and equipment	219	218
Amortisation and impairment of intangible assets	117	111
Additions and releases of provisions	87	150
Other	62	67
	2,440	2,485
Regulatory costs
Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), the Single Resolution Fund
(SRF), local bank taxes and local resolution funds. Included in Regulatory costs for the first six months of 2026, are contributions to DGS of EUR 25 million (2025: EUR 136 million) mainly related to Belgium, Germany and Poland and contributions to the SRF and local resolution funds of EUR 58 million (2025: EUR 41 million). In 2026, local bank taxes increased by EUR 58 million from EUR 261 million in 2025 to EUR 319 million.
15  Earnings per ordinary share

Earnings per ordinary share
	Amount		Weighted average number of ordinary shares outstanding during the period		Per ordinary share
	(in EUR million)		(in millions)		(in EUR)
	30 June 2026	30 June 2025	30 June 2026	30 June 2025	30 June 2026	30 June 2025
Basic and diluted earnings	3,184	3,915	2,879.4	3,041.9	1.11	1.29
Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding, own shares held by group companies (including share buyback programmes) are deducted from the total number of ordinary shares in issue.
ING had no dilutive potential ordinary shares outstanding during the reporting period. Accordingly, diluted earnings per share is equal to basic earnings per share.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	46

16  Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2024
- Interim dividend, paid August 2024	0.350	1,129
- Final dividend, paid May 2025	0.710	2,152
Total dividend in respect of 2024	1.060	3,281
In respect of 2025
- Interim dividend, paid August 2025	0.350	1,039
- Final dividend, paid April 2026	0.736	2,116
Total dividend in respect of 2025	1.086	3,155
In respect of 2026
- Interim dividend declared	0.400	1,168
Total dividend for the period ending 30 June 2026	0.400	1,168
On 14 April 2026, the Annual General Meeting of shareholders ratified the total dividend of EUR 1.086 per ordinary share of which EUR 0.350 per share was paid as an interim cash dividend during August 2025. The final dividend of
EUR 0.736 per ordinary share was paid entirely in cash on 24 April 2026.
In October 2025 an additional cash distribution of EUR 0.172 per share was declared to shareholders of ING Group and EUR 500 million was paid in January 2026 (30 June 2026: nil).
ING Groep N.V. is required to withhold tax of 15% on dividends paid. Reference is made to Note 10 'Equity' for further information on share buyback programmes and other distributions.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	47

Additional notes to the Condensed consolidated interim financial statements
17  Segments
ING Group’s segments are based on the internal reporting structure by lines of business.
The Executive Board of ING Group and the Management Board Banking (together the Chief Operating Decision
Maker or CODM) set the performance targets, and approve and monitor the budgets prepared by the segments.
Segments formulate strategic, commercial, and financial plans in line with the strategy and performance targets set by the CODM.
Recognition and measurement of segment results are consistent with the accounting policies as described in Note
1 'Basis of preparation and material accounting policy information' of the 2025 ING Group Consolidated financial statements. The results for the period for each reportable segment are after intercompany and intersegment eliminations and are those reviewed by the CODM to assess performance of the segments. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment. Interest income per segment is reported as net interest income because management relies primarily on net (rather than gross) interest revenue to assess the performance of the segments.
The following table specifies the segments by line of business and the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments by line of business	Main source of income
Retail Netherlands
Income from products and services provided to private individuals, business banking clients and private banking clients in the Netherlands. The main products and services offered are daily banking, lending, savings, investments and insurance brokerage.

Retail Belgium
Income from products and services provided to private individuals, business banking clients and private banking clients in Belgium and Luxembourg. The main products and services offered are similar to those in the Netherlands.

Retail Germany
Income from products and services provided to private individuals, business banking clients and private banking clients in Germany. The main products and services offered are similar to those in the Netherlands.

Retail Other
Income from products and services provided to private individuals, business banking clients and private banking clients in the other retail countries (Spain, Italy, Australia,
Poland, Romania and Türkiye). The main products and services offered are similar to those in the Netherlands.

Wholesale Banking
Income from wholesale banking activities, of which the main products are lending, payments & cash management, working capital solutions, trade finance, financial markets, corporate finance and treasury.

ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment. The
Executive Board and the Management Board Banking consider this to be relevant to an understanding of the
Group’s financial performance, because it enables investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources.
In addition, ING Group believes that the presentation of results in accordance with IFRS-EU helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the profitability of the segment businesses. IFRS-EU result is derived by including the impact of the
IFRS-EU ‘IAS 39 carve out’ adjustment.
The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany and Other Challengers that are not eligible under IFRS-
IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the fair value changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).
The segment reporting in the interim report on Form 6-K has been prepared in accordance with International
Financial Reporting Standards as issued by the EU (IFRS-EU) and reconciled to International Financial Reporting
Standards as issued by the International Accounting Standards Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the
Wholesale Banking segment.
Reference is made to Note '1.2  Basis of preparation of the Condensed consolidated interim financial statements’.
for a reconciliation between IFRS-EU and IFRS-IASB. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.
ING Group reconciles the total segment results to the overall result using Corporate Line. The Corporate Line includes capital management activities, as ING Group applies a system of capital charging for its banking operations to create a comparable basis for the results of business units globally, irrespective of the business units’
book equity and the currency in which they operate.
Corporate Line also includes certain income and expenses that are not allocated to the banking businesses, such as our investments in Bank of Beijing and TMBThanachart Bank (TTB) as well our stake in Van Lanschot Kempen and the run-off portfolio in Luxembourg. Furthermore, results in the Corporate Line are impacted by the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye under IAS 29.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	48

The information presented in this note is consistent with the information presented to the Executive Board of ING
Group and the Management Board Banking. This note does not include details on the types of products and services from which each reportable segment derives its revenues, as this information is not reported internally.

Reconciliation between IFRS-IASB and IFRS-EU income, expense and net result
	1 January to 30 June 2026					1 January to 30 June 2025
in EUR million	Income	Expenses	Taxation	Non-controlling interests	Net result [1]	Income	Expenses	Taxation	Non-controlling interests	Net result[1]
Net result IFRS-IASB attributable to equity holder of the parent	11,668	6,930	1,434	120	3,184	12,404	6,846	1,516	127	3,915

Remove impact of:
Adjustment of the EU 'IAS 39 carve out' [2]	439		120		319	-1,065		-279		-786
Net result ING Group IFRS-EU [3]	12,107	6,930	1,554	120	3,503	11,339	6,846	1,237	127	3,130
1Net result reflects the net result attributable to shareholders of the parent.
2ING prepares the Form 6-K in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the underlying result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
3IFRS-EU figures include the impact of applying the EU 'IAS 39 carve-out'.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	49

ING Group Total
	1 January to 30 June 2026			1 January to 30 June 2025
in EUR million	ING Bank	Other	ING Group	ING Bank	Other	ING Group

Net interest income	8,160	21	8,181	7,051	108	7,159
Net fee and commission income	2,511	3	2,514	2,214	2	2,216
Total investment and other income	1,412		1,412	1,965		1,965
– of which share of result from associates and joint ventures	124		124	85		85
– of which revaluations and trading income	1,188		1,188	1,839		1,839
Total income	12,083	24	12,107	11,229	111	11,339

Operating expenses	6,296	9	6,305	6,231	3	6,234
– of which Regulatory expenses	402		402	439		439
Addition to loan loss provisions	625		625	612		612
Total expenses	6,921	9	6,930	6,843	3	6,846

Result before taxation	5,161	16	5,177	4,385	108	4,493
Taxation	1,549	5	1,554	1,209	28	1,237
Non-controlling interests	120		120	127		127
Net result IFRS-EU	3,492	11	3,503	3,050	80	3,130
Adjustment of the EU 'IAS 39 carve out'	-319		-319	786		786
Net result IFRS-IASB	3,173	11	3,184	3,835	80	3,915

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	50

Segments
	1 January to 30 June 2026							1 January to 30 June 2025
in EUR million	Retail Nether- lands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line	Total	Retail Nether- lands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line	Total

Net interest income	1,919	940	1,245	2,157	1,768	152	8,181	1,508	886	1,215	1,929	1,412	209	7,159
Net fee and commission income	593	385	307	457	772	-1	2,514	540	339	287	356	696	-2	2,216
Total investment and other income	248	90	-14	83	1,073	-67	1,412	403	73	-77	164	1,344	57	1,965
– of which share of result from associates and joint ventures	28	14		3	12	67	124	-4	75		5	-58	66	85
– of which revaluations and trading income	189	64	-25	22	1,054	-116	1,188	383	48	-84	148	1,340	3	1,839
Total income	2,759	1,414	1,538	2,697	3,614	84	12,107	2,451	1,298	1,425	2,449	3,452	265	11,339

Operating expenses	973	915	700	1,563	1,886	268	6,305	981	995	680	1,436	1,901	239	6,234
– of which Regulatory expenses		177	-3	157	70	1	402		226	25	136	51	0	439
Addition to loan loss provisions	39	131	78	158	204	15	625	72	76	77	159	227	0	612
Total expenses	1,012	1,046	777	1,721	2,091	283	6,930	1,054	1,072	758	1,595	2,128	240	6,846

Result before taxation	1,747	368	760	977	1,523	-199	5,177	1,398	226	667	854	1,324	25	4,493
Taxation	455	101	244	340	407	8	1,554	369	62	216	202	342	45	1,237
Non-controlling interests		0	1	101	18	0	120		0	1	106	19		127
Net result IFRS-EU	1,293	267	516	536	1,097	-206	3,503	1,029	164	450	546	962	-21	3,130
Adjustment of the EU 'IAS 39 carve out'					-319		-319					786		786
Net result IFRS-IASB	1,293	267	516	536	778	-206	3,184	1,029	164	450	546	1,748	-21	3,915

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18  Fair value of assets and liabilities
Valuation methods
The estimated fair values represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a market-based measurement, which is based on assumptions that market participants would use and takes into account the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability.
Fair values of financial assets and liabilities are based on quoted prices in active market where available. When such quoted prices are not available, the fair value is determined by using valuation techniques.
Valuation control framework
The valuation control framework covers the product approval process (PARP), pricing, market data assessment and independent price verification (IPV), valuation adjustments, model use, fair value hierarchy and day one profit or loss. Valuation processes are governed by the Global Valuation and Impairment Committee (GV&IC) and its
delegate, based on the valuation and valuation adjustment models approved by Trading and Counterparty Risk
Committee (TCRC), with outcomes monitored under the valuation Risk Appetite Statement established by Group
Financial Risk Committee (GFRC) and TCRC.
The Global Valuation and Impairment Committee is responsible for the oversight and the approval of the outcome of impairments (other than loan loss provisions) and valuation processes. It oversees the quality and coherence of valuation methodologies and performance. The Group Financial Risk Committee (GFRC) is the highest committee next to Management Board Banking (MBB) to discuss and approve global policies, methodologies and risk appetite related to Financial Risk. The Trading and Counterparty Risk Committee (TCRC) is responsible for the governance of valuation models, market data used in valuation, and valuation risk within its delegated mandate. The Local
Parameter Committee discusses the valuation results and monitors the performance of the valuation activities carried out on local or regional level. The Global Financial Markets Parameter Committee reviews the consolidated valuation outcome and resulting P&L for Financial Market products, targeting a globally consistent treatment across Financial Markets. The Banking Book Parameter Committee (BBPC) discusses the valuation topics for non-
Financial Market and non-Group Treasury Wholesale Banking portfolios.
Valuation adjustments
Valuation adjustments are an integral part of the fair value. They are the adjustments to the output from a valuation technique in order to appropriately determine a fair value in accordance with IFRS13. ING considers various fair value adjustments including Bid-Offer adjustments, Model Risk adjustments, Bilateral Valuation
Adjustments (BVA, consisting of Credit Valuation Adjustments or CVA, and Debit valuation Adjustments or DVA),
Collateral Valuation Adjustment (CollVA) and Funding Valuation Adjustment (FVA).
For financial instruments where the fair value at initial recognition is based on one or more significant unobservable inputs, a difference between the transaction price and the fair value resulting from the internal valuation process can occur. Such difference is referred to as Day One Profit or Day One Loss (hereafter: DOP). ING defers material DOP arising from financial instruments for which the fair value at initial recognition is determined using significant unobservable valuation inputs. The DOP is amortised over the life of the instrument, or until the significant unobservable inputs become observable, or until the significant unobservable inputs become non-
significant.
The following table presents the adjustments in fair value for financial assets and liabilities.

Adjustments in fair value on financial assets and liabilities
in EUR million	30 June 2026	31 December 2025
Deferred Day One Profit or Loss	-85	-91
Own credit adjustments	-85	-57
Bid/Offer	-137	-130
Model Risk	-43	-48
CVA	-75	-88
DVA	39	43
CollVA	-11	-11
FVA	-85	-82
Other valuation adjustments	5	3
Total Valuation Adjustments	-477	-462

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Financial instruments at fair value
Transfers into and transfers out of fair value hierarchy levels are made on a quarterly basis at the end of the reporting period. The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	Level 1		Level 2		Level 3		Total
in EUR million	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025
Financial Assets
Financial assets at fair value through profit or loss
- Equity securities	27,423	21,392	4	4	155	187	27,582	21,583
- Debt securities	7,562	6,492	4,040	2,793	1,883	1,934	13,484	11,219
- Derivatives	11	52	27,258	25,178	694	773	27,963	26,003
- Loans and receivables	0	0	83,257	65,811	7,772	8,542	91,029	74,352
	34,995	27,937	114,559	93,785	10,503	11,435	160,057	133,157
Financial assets at fair value through other comprehensive income
- Equity securities	2,322	2,301	0	0	325	307	2,647	2,607
- Debt securities	55,966	49,529	798	1,288	0	0	56,765	50,817
- Loans and receivables	0	0	3,606	3,238	25	0	3,631	3,238
	58,288	51,829	4,404	4,526	350	307	63,043	56,662
Financial liabilities
Financial liabilities at fair value through profit or loss
– Debt securities	1,621	1,540	7,932	7,284	209	15	9,763	8,839
– Deposits	0	0	66,131	47,120	0	0	66,131	47,120
– Trading securities	2,210	2,534	48	11	9	9	2,267	2,554
– Derivatives	80	152	24,214	21,090	857	777	25,152	22,019
	3,911	4,226	98,326	75,505	1,076	802	103,313	80,532
The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:
Equity securities
Instrument description: Equity securities include stocks and shares, corporate investments and private equity investments.
Valuation: If available, the fair values of publicly traded equity securities and private equity securities are based on quoted market prices. In the absence of active markets, fair values are estimated by analysing the investee’s financial position, result, risk profile, prospect, price, earnings comparisons and revenue multiples. Additionally, reference is made to valuations of peer entities where quoted prices in active markets are available. For equity securities, best market practice will be applied using the most relevant valuation method. All non-listed equity investments, including investments in private equity funds, are subject to a standard review framework which ensures that valuations reflect the fair values.
Fair value hierarchy: The majority of equity securities are publicly traded, and quoted prices are readily and regularly available. Hence, these securities are classified as Level 1.  Equity securities which are not traded in active markets mainly include corporate investments, fund investments and other equity securities and are classified as
Level 3.
Debt securities
Instrument description: Debt securities include government bonds, financial institutions bonds and Asset-backed securities (ABS).
Valuation: Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which include consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.
Fair value hierarchy: Government bonds and financial institution bonds are generally traded in active markets.
Where quoted prices are readily and regularly available, they are classified as Level 1. The remaining positions are classified as Level 2 or Level 3 depending on the trading activity and observability of prices. Asset backed securities for which significant valuation uncertainty remains due to limited market observability are classified as Level 3.
Derivatives
Instrument description: Derivative contracts can either be exchange-traded or over the counter (OTC). Derivatives include interest rate derivatives, FX derivatives, credit derivatives, equity derivatives and commodity derivatives.
Valuation: The fair value of exchange-traded derivatives is determined using quoted market prices in an active market and are classified as Level 1 of the fair value hierarchy. For instruments that are not actively traded, fair

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values are estimated based on valuation techniques. OTC derivatives and derivatives trading in an inactive market are valued using valuation techniques. The valuation techniques and inputs depend on the type of derivatives and the nature of the underlying instruments. The principal techniques used to value these instruments are based on, among others, discounted cash flows, option pricing models and Monte Carlo simulations. These valuation models calculate the present value of expected future cash flows, based on ‘no-arbitrage’ principles. The models are commonly used in the financial industry and inputs to the validation models are determined from observable market data where possible. Certain inputs may not be observable in the market, but can be determined from observable prices via valuation model calibration procedures. These inputs include prices available from exchanges, dealers, brokers or providers of pricing, yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates, equity prices, and foreign currency exchange rates and reference is made to quoted prices, recently executed trades, independent market quotes and consensus data, where available. For uncollateralised OTC derivatives, ING applies Credit Valuation Adjustment to correctly reflect the counterparty credit risk in the valuation and Debit Valuation Adjustments to reflect the credit risk of ING for its counterparty. In addition, for these derivatives ING applies Funding Valuation Adjustment.
Fair value hierarchy: The majority of the derivatives are priced using observable inputs and are classified as Level
2. Derivatives are classified as Level 3 where valuation inputs are unobservable and have a significant impact on the fair value measurement.
Loans and receivables
Instrument description: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables carried at fair value include trading loans, being securities lending and similar agreement comparable to collateralised lending, syndicated loans, loans expected to be sold and receivables with regards to reverse repurchase transactions.
Valuation: The fair value of loans and receivables is generally estimated by discounting expected future cash flows using a discount rate that reflects credit risk, liquidity, and other current market conditions. The fair value of mortgage loans is estimated by taking into account prepayment behaviour.
Fair value hierarchy: Loans and receivables are predominantly classified as Level 2. Loans and receivables for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available, are classified as Level 3.
Financial liabilities at fair value through profit and loss
Instrument description: Financial liabilities at fair value through profit and loss include debt securities and debt instruments, primarily comprised of structured notes, which are held at fair value under the fair value option.
Besides that, they include derivative contracts and repurchase agreements.
Valuation: The fair values of securities in the trading portfolio and other liabilities at fair value through profit or loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow valuation techniques using interest rates and credit spreads that apply to similar instruments.
Fair value hierarchy: The majority of the derivatives and debt instruments are classified as Level 2. Derivatives and debt instruments for which the input cannot be derived from observable market data are classified as Level 3.
Transfers between Level 1 and 2
No significant transfers between Level 1 and Level 2 were recorded in the reporting period 2026.
In 2025, as a consequence of change in observable inputs, ING recorded for financial assets measured at fair value through profit or loss a EUR 0.3 billion transfer from Level 1 to Level 2 and a EUR 0.4 billion transfer from Level 2 to
Level 1 within debt securities. For financial liabilities measured at fair value through profit or loss, EUR 0.2 billion of trading securities were transferred from Level 2 to Level 1. No other significant transfers between Level 1 and Level
2 were recorded during the 2025 reporting period
Level 3: Valuation techniques and inputs used
Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using (i) valuation techniques that incorporate unobservable inputs as well as (ii) quoted prices which have been adjusted to reflect that the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances.
Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Valuation techniques that incorporate unobservable inputs are sensitive to the inputs used.
Of the total amount of financial assets classified as Level 3 as at 30 June 2026 of EUR 10.9 billion (31 December
2025: EUR 11.7 billion), an amount of EUR 9.8 billion (90.4%) (31 December 2025: EUR 10.1 billion, being 86.2%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial assets include EUR 0.1 billion (31 December 2025: EUR 0.1 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.
The remaining EUR 0.9 billion (31 December 2025: EUR 1.5 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporate certain inputs that are unobservable.

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Of the total amount of financial liabilities classified as Level 3 as at 30 June 2026 of EUR 1.1 billion (31 December
2025: EUR 0.8 billion), an amount of EUR 0.9 billion (79.0%) (31 December 2025: EUR 0.6 billion, being 72.7%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial liabilities include EUR 0.1 billion (31 December 2025: EUR 0.1 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.
The remaining EUR 0.1 billion (31 December 2025: EUR 0.1 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.
The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range can vary from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level 3).

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	55

Valuation techniques and range of unobservable inputs (Level 3)
	Assets		Liabilities		Valuation techniques	Significant unobservable inputs	Lower range		Upper range
in EUR million	30 June 2026	31 December 2025	30 June 2026	31 December 2025			30 June 2026	31 December 2025	30 June 2026	31 December 2025
At fair value through profit or loss
Debt securities	1,883	1,934	9	9	Price based	Price (%)	0%	0%	101%	103%
						Price (price per share)	203	201	392	412
					Present value techniques	Price (%)	90%	n.a.	100%	n.a.
Equity securities	155	187			Price based	Price (price per share)	0	0	2,587	5,475
Loans and advances	1,312	1,978	0	0	Price based	Price (%)	0%	0%	108%	109%
					Present value techniques	Credit spread (bps)	582	120	690	709
						Prepayment rate (%)	2%	2%	2%	2%
(Reverse) repos	6,460	6,563			Present value techniques	Interest rate (%)	n.a.	n.a.	n.a.	n.a.
Structured notes			209	15	Price based	Price (%)	98%	96%	102%	103%
					Option pricing model	Equity volatility (%)	10%	18%	30%	22%
						Equity/Equity correlation	0.6	0.7	0.9	0.8
						Equity/FX correlation	-0.6	-0.6	0.2	0.2
						Dividend yield (%)	0.5%	0.4%	4%	1.9%
					Present value techniques	Price (%)	99%	n.a	100%	n.a
Derivatives
– Rates	638	628	628	670	Option pricing model	Interest rate volatility (bps)	55	45	158	91
					Present value techniques	Reset spread (%)	n.a.	1%	n.a.	1%
– FX	3	2	7	4	Option pricing model	Implied volatility (%)	0.7%	1.7%	37%	42%
– Credit	37	134	124	48	Present value techniques	Credit spread (bps)	9	10	95	88
					Price based	Price (%)	0%	0%	99%	100%
– Equity	13	7	79	46	Option pricing model	Equity volatility (%)	15%	13%	127%	75%
						Equity/Equity correlation	0.0	0.0	1.0	1.0
						Equity/FX correlation	-0.7	-0.7	0.4	0.5
						Dividend yield (%)	0%	0%	43%	51%
– Other	3	2	20	10	Option pricing model	Commodity volatility (%)	16%	20%	84%	76%
						Com/FX correlation	n.a.	-0.25	n.a.	-0.25
					Price based	Price (commodity)	70	66	70	66
At fair value through other comprehensive income
– Loans and advances	25	0			Price based	Price (%)	91%	n.a.	95%	n.a.
– Equity	325	307			Present value techniques	Credit spread (bps)	5.41	5.15	5.41	5.15
						Interest rate (%)	2.5%	2.5%	2.5%	2.5%
						Payout ratio (%)	70%	70%	90%	90%
					Price based	Price (price per share)	126	126	126	126
Total	10,854	11,742	1,076	802
1 The abbreviation n.a. stands for not applicable or not available.

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Level 3: Changes during the period

Changes in Level 3 Financial assets
	Trading assets		Non-trading derivatives		Financial assets mandatorily at FVPL		Financial assets designated at FVPL		Financial assets at FVOCI		Total

in EUR million	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025
Opening balance as at 1 January	1,114	824	121	68	7,625	5,721	2,576	4,121	307	270	11,742	11,005
Realised gain/loss recognised in the statement of profit or loss during the period [1]	15	247	-1	63	36	211	-250	-798			-199	-278
Revaluation recognised in other comprehensive income during the period [2]									20	8	20	8
Purchase of assets	33	953	0	0	2,343	5,177	565	1,208	12	182	2,953	7,520
Sale of assets	-60	-109	0	0	-1,723	-1,765	0	-1,160	-1	-163	-1,784	-3,197
Maturity/settlement	-142	-128	0	0	-53	-166	-141	-763	0	0	-335	-1,057
Reclassifications	120	0	-120	-1	-242	18	0	0	0	10	-242	28
Transfers into Level 3	4	316	0	0	89	824	0	0	13	0	107	1,139
Transfers out of Level 3	-389	-974	0	-9	-1,011	-2,389	-18	0	0	0	-1,418	-3,372
Exchange rate differences	0	-14	0	0	2	-6	5	-33	-1	0	7	-53
Changes in the composition of the group and other changes	0	0	0	0	2	0	1	0	0	0	3	0
Closing balance	695	1,114	0	121	7,070	7,625	2,738	2,576	350	307	10,854	11,742
1 Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts includes EUR 199 million (31 December 2025: EUR 280 million) of unrealised gains and losses recognised in the statement of profit or loss.
2 Revaluation recognised in other comprehensive income is included on the line ‘Net change in fair value of debt instruments at fair value through other comprehensive income’.
In 2026, transfers out of Level 3 in trading assets primarily involved derivative instruments and securities , as their valuations were no longer significantly impacted by unobservable inputs. In 2025, transfers out of Level 3 within trading assets relate mainly to securities, as their valuations were no longer significantly influenced by unobservable inputs.
In 2025, the transfer into Level 3 trading assets consisted of cross currency swap trades, which were transferred to
Level 3 as a result of the valuation being significantly impacted by unobservable inputs.
In 2026, transfers into Level 3 of financial assets mandatorily at fair value mainly relate to a held-for-sale loan as a result of the valuation being significantly impacted by unobservable inputs. Transfers out of Level 3 mainly relate to (long- term) reverse repurchase transactions, as their valuations were no longer significantly influenced by unobservable inputs.
In 2025, transfers into and out of Level 3 of financial assets mandatorily at fair value mainly relate to (long- term)
reverse repurchase transactions for which the valuation being significantly impacted by unobservable inputs and no longer significantly impacted by unobservable inputs, respectively.
In 2026, the reclassification of financial assets mandatorily at fair value reflects a substantial modification to a financing arrangement, which resulted in a newly recognized asset meeting the SPPI criterion.

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Changes in Level 3 Financial liabilities
	Trading liabilities		Non-trading derivatives		Financial liabilities designated as at fair value through profit or loss		Total

in EUR million	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025
Opening balance as at 1 January	636	637	151	67	15	67	802	770
Realised gain/loss recognised in the statement of profit or loss during the period[1]	102	81	-1	82	-2	-6	99	157
Additions	95	205	0	3	191	11	285	219
Redemptions	-15	-74	-2	0	-10	0	-27	-74
Maturity/settlement	-92	-160	-33	0	-2	-64	-127	-225
Reclassifications	116		-116					0
Transfers into Level 3	39	19	0	0	22	19	61	38
Transfers out of Level 3	-13	-72	0	0	-5	-12	-18	-84
Exchange rate differences	0	-1	0	0	0	0	0	-1
Closing balance	866	636	0	151	209	15	1,076	802
1Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes EUR 99 million
(31 December 2025: EUR 158 million) of unrealised gains and losses recognised in the statement of profit or loss.
In 2026, the transfers into Level 3 mainly consisted of trading liabilities attributed to securities transferred into
Level 3 as a result of the valuation being significantly impacted by unobservable inputs.
In 2025, the transfers out of Level 3 mainly consisted of trading liabilities related to securities transferred out of
Level 3 as a result of the valuation being no longer impacted by significantly unobservable inputs.
Recognition of unrealised gains and losses in Level 3
Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relate to Level 3 assets and liabilities are included in the line item ‘Valuation results and net trading income’ in the statement of profit or loss.
Level 3: Sensitivity analysis of unobservable inputs
Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice, the upper and lower bounds of the range of alternative input values reflect a level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments.
In practice, valuation uncertainty is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio-level across different product categories. Where the disclosure looks at individual Level 3 inputs, the actual valuation adjustments may also reflect the benefits of portfolio offsets.
This disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.
The valuation uncertainty in the table below is broken down by related risk class rather than by product. The possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation is as follows:

Sensitivity analysis of Level 3 instruments
	Positive fair value movements from using reasonable possible alternatives		Negative fair value movements from using reasonable possible alternatives
in EUR million	30 June 2026	31 December 2025	30 June 2026	31 December 2025
Equity (equity derivatives, structured notes)	39	20	-23	-12
Interest rates (Rates derivatives, FX derivatives)	1	1	0	0
Credit (Debt securities, Loans, structured notes, credit derivatives)	4	12	-6	-14
Equity (FV OCI)	2	0	0	0
	46	33	-29	-26

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Financial instruments not measured at fair value
The following table presents the estimated fair values of the financial instruments not measured at fair value in the statement of financial position.

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
	Carrying Amount		Carrying amount presented as fair value[1]		Level 1		Level 2		Level 3		Total fair value
in EUR million	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025	30 June 2026	31 December 2025
Financial Assets
Loans and advances to banks	30,311	21,204	3,491	3,053			23,007	14,722	3,759	3,366	30,257	21,141
Loans and advances to customers	761,314	727,733	20,308	18,231			14,379	12,782	707,470	678,392	742,158	709,405
Securities at amortised cost	67,985	53,867			60,198	47,722	4,006	2,381	2,813	2,692	67,017	52,796
	859,610	802,804	23,799	21,284	60,198	47,722	41,393	29,885	714,042	684,450	839,432	783,342

Financial liabilities
Deposits from banks	31,687	18,517	8,639	5,401			19,245	9,162	3,553	3,745	31,437	18,308
Customer deposits	773,291	721,373	642,155	620,999			112,052	82,665	18,834	17,433	773,040	721,097
Debt securities in issue	166,011	151,231			88,219	84,506	73,469	64,028	5,517	3,857	167,205	152,391
Subordinated loans	19,068	18,100			19,350	18,368	352	354			19,701	18,722
	990,057	909,221	650,794	626,401	107,568	102,874	205,118	156,208	27,904	25,035	991,384	910,519
1 In accordance with IFRS and for the purpose of this disclosure, the carrying amount of financial instruments with an immediate on demand feature is presented as fair value.
The aggregation of the fair values presented above does not represent, and should not be construed as representing, the underlying value of ING Group. These fair values were calculated for disclosure purposes only.
The carrying amount of financial instruments presented in the above table includes, when applicable, the fair value hedge adjustment.
Loans and advances to banks
For short-term receivables from banks, carrying amounts represent a reasonable estimate of the fair value. The fair value of long-term receivables from banks is estimated by discounting expected future cash flows using a discount rate based on specific available market data, such as interest rates and appropriate spreads, that reflects current credit risk or quoted bonds.
Loans and advances to customers
For short-term loans, carrying amounts represent a reasonable estimate of the fair value. The fair value of long-
term loans is estimated by discounting expected future cash flows using a discount rate that reflects current credit risk, current interest rates, and other current market conditions where applicable. The fair value of mortgage loans is estimated by taking into account prepayment behaviour. Loans with similar characteristics are aggregated for calculation purposes.

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Securities at amortised cost
Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which include consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.
Deposits from banks
For short-term payables to banks, carrying amounts represent a reasonable estimate of the fair value. The fair value of long-term payables to banks is estimated by discounting expected future cash flows using a discount rate based on available market interest rates and appropriate spreads that reflect ING’s own credit risk.
Customer deposits
There is an embedded value in our on-demand deposits. However, for the purpose of this disclosure, and in accordance with IFRS, the fair value of deposits with an immediate on demand feature approximates the carrying amount.
The fair value of deposits with fixed contractual terms has been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.
Debt securities in issue
The fair value of debt securities in issue is generally based on quoted market prices, or if not available, on estimated prices by discounting expected future cash flows using a current market interest rate and credit spreads applicable to the yield, credit quality and maturity.
Subordinated loans
The fair value of publicly traded subordinated loans are based on quoted market prices when available. Where no quoted market prices are available, fair value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit spreads that apply to similar instruments.

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19  Legal proceedings
ING Group and its consolidated subsidiaries are involved in governmental, regulatory, arbitration and legal proceedings and investigations in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental, regulatory, arbitration and legal proceedings and investigations, ING is of the opinion that the proceedings and investigations set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of the ING and/or the ING and its consolidated subsidiaries.
Findings regarding AML processes:
As previously disclosed, after its September 2018 settlement with Dutch authorities concerning anti-money laundering matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. ING intends to continue to work in close cooperation with authorities as it seeks to improve its management of non-financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour.
In January 2022, a Luxembourg investigating judge informed ING Luxembourg that he intends to instruct the relevant prosecutor to prepare a criminal indictment regarding alleged shortcomings in the AML process at ING
Luxembourg. In November 2024, a Luxembourg Court decided to refer the case to the ‘Tribunal Correctionnel’ for alleged shortcomings in a limited number of individual client files. ING Luxembourg filed an appeal against this procedural decision. In December 2025, the Court of Appeal upheld the first decision without making any substantive changes, as a result of which the case can now be heard before the Tribunal Correctionnel. It is currently not possible to determine how this matter will be resolved or the timing of any such resolution, ING does not expect the outcome of this matter to have a material financial effect.
ING continues to take steps to enhance its management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.
Litigation by investors: In February and March 2024, ING and certain (former) board members were served with a writ of summons for litigation in The Netherlands on behalf of investors who claim to have suffered financial losses in connection with ING’s disclosures on historic shortcomings in its financial economic crime policies, related risk management and control systems, the investigation by and settlement with the Dutch authorities in 2018 and related risks for ING. ING does not agree with the allegations and will defend itself against these and the claimed damages of EUR 587 million. In November 2025, the Amsterdam district court rejected all claims by the investors.
In February 2026, the investors filed an appeal with the Amsterdam court of appeal against ING only, dropping the claim against the (former) board members. ING is defending itself in these appeal proceedings which are still in the initial stages. Separately, but relating to the same matters, in July 2024 another group of investors claiming to have suffered financial losses requested disclosure of certain ING documents and to question witnesses. The court issued a decision on the request in May 2025 where it rejected the entirety of the request made by these investors. These investors may decide to pursue further legal action. ING follows IFRS rules for taking legal provisions and would disclose material amounts in this regard if and when applicable - which currently is not the case.
Tax cases: Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures is uncertain and may result in liabilities which are materially different from the amounts recognised.
Litigation regarding products of a former subsidiary in Mexico:
Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico.
Claims regarding accounts with predecessors of ING Bank Türkiye:
ING Bank Türkiye has received numerous claims from (former) customers of legal predecessors of ING Bank
Türkiye. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings
Deposit Insurance Fund (“SDIF”) prior to the acquisition of ING Bank Türkiye in 2007 from OYAK. Pursuant to the acquisition contract, ING Bank Türkiye can claim compensation from SDIF if a court orders ING Bank Türkiye to pay amounts to the offshore account holders. SDIF has made payments to ING Bank Türkiye pursuant to such compensation requests, but filed various lawsuits to receive those amounts back. In April 2022, the Turkish
Supreme Court decided that the prescription period for the offshore account holders’ compensation claims starts on the transfer date of the account holders to the offshore accounts.
In 2024 SDIF initiated enforcement procedures against ING Bank Türkiye, based on the decision in April 2022 by the
Turkish Supreme Court referred to above. SDIF alleges that this decision means that ING Bank Türkiye has to return certain payments made by SDIF regarding the offshore depositors' receivables cases, as the statute of limitations had already expired.

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Additionally, ING Bank Türkiye has initiated enforcement proceedings against SDIF regarding accumulated receivables that SDIF has either partially or completely failed to pay.
As of July 2026, eight lawsuits have been finalized in favour of ING Bank Türkiye with the Turkish Supreme Court’s verdict, which are likely to be precedent decisions for the other files. At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.
Mortgage expenses claims: Since 2017, ING Spain has faced claims and litigation regarding reimbursement of mortgage formalisation expenses. Courts have generally declared the relevant expense clauses null and ordered reimbursement of all or part of the costs. Between 2018 and 2024, the Spanish Supreme Court and the CJEU have clarified the allocation of notary, registration, agency, stamp duty and valuation costs, as well as the limitation period for exercising these claims, establishing that the 5 year period only begins when the specific clause is declared null by the Court, unless the bank can prove the customer previously was aware of the clause's unfairness.
Related to the same matter, ING Spain was also involved in three class actions alongside other Spanish banks. One was settled, one was withdrawn by the claimant association, and in the third case the National Court ruled that consumers cannot seek compensation as intended by the association. This decision has been appealed before the
Supreme Court and is not yet final.
A provision has been established and is adjusted as appropriate.
Claims regarding mortgage loans in Swiss franc in Poland:
ING Poland is a defendant in several lawsuits concerning Swiss franc mortgage loans, where customers allege unfair exchange rate clauses. In October 2021, ING Poland began offering settlements to borrowers in accordance with a proposal from the Polish Financial Supervision Authority.
In 2023, the CJEU ruled that banks cannot claim remuneration after a Swiss franc loan agreement is declared invalid, while consumers may seek reimbursement of payments and interest. In April 2024, the Polish Supreme
Court confirmed that if the exchange rate mechanism is invalid, the entire agreement, may be unenforceable. ING has recorded a portfolio provision.
In June 2025, the CJEU questioned the compatibility of the widely applied two-claims theory with EU law, indicating that both parties’ claims should be considered in a single proceeding under the balance theory. In
January 2026, the CJEU confirmed that banks may use set-off in Swiss franc disputes, enabling both parties'
claims to be resolved in a single proceeding.
In the second quarter of 2026 the CJEU issued several judgments in Polish cases concerning Swiss franc loans. All these judgments were favorable to the banks and confirmed that consumer protection cannot lead to depriving banks of the right to recover the capital paid out. The Court has consistently confirmed that the settlement of the consequences of the invalidity of a contract should take into account the rights of both parties, and consumer protection cannot lead to a disproportionate and unfair result.
Certain Consumer Credit Products:
In October 2021, ING announced that it would offer compensation to its Dutch retail customers in connection with certain revolving consumer loans with variable interest rates that allegedly did not sufficiently follow market rates.
This announcement was made in response to several rulings by the Dutch Institute for Financial Disputes (Kifid)
regarding similar products at other banks. ING has recognized a provision of EUR 180 million in 2021 for compensation and costs in connection with this matter. On 22 December 2021, ING announced that it reached an agreement with the Dutch Consumers’ Association (Consumentenbond) on the compensation methodology for revolving credits. Based on a Kifid ruling regarding similar products, ING has amended its previously announced compensation scheme by also compensating interest on interest. In the third quarter of 2022, ING increased its provision for this matter by EUR 75 million . In the fourth quarter of 2022, ING and the Dutch Consumers’
Association reached an agreement on the compensation of customers who have had an overdraft facility or a revolving credit card with a variable interest rate. ING has started compensating such customers in line with Kifid rulings about revolving credits including ‘interest-on-interest’-effect in these cases. Timelines for compensation vary depending on customer and product segmentation and are dependent on the availability of data. In 2024 the compensation process was expedited. ING substantially finalized the compensation process in the first half of
2025, with a spill-over to the third quarter of 2025 for after-care in individual cases. ING has reached out to its customers with respect to the Kifid ruling, to also compensate amounts under EUR 50. Kifid confirmed ING’s calculation methodology in relation to older consumer credits, where there is no relevant data available to determine the start delta and in relation to the interest-on-interest effect. The compensation process is still ongoing.
Climate litigation: In January 2024, Friends of the Earth Netherlands (Milieudefensie) announced that it holds ING liable for alleged contribution to climate change and threatened to initiate legal proceedings against ING. In March
2025, Milieudefensie started legal proceedings at the Court in Amsterdam against ING, by serving the writ of summons. ING will defend its science-based climate approach in court and submitted its statement of defence in
February 2026.
Russian claims: Several ING entities have received claims from, and are involved in litigation with, certain Russia-
linked entities. They claim the payment of principal or interest or other amounts that they have not received pursuant to sanctions. Claims are also made related to the settlement of contracts that have been terminated after sanctions were imposed. In at least one case, the claimant seized assets in Russia of ING entities. ING does not agree with these claims, as they do not comply with the underlying contracts or applicable laws, including

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sanctions. ING follows IFRS rules for taking legal provisions and would disclose material amounts in that regard if and when applicable which currently is not the case.
20  Businesses acquired and divested
Acquisitions
On 24 April 2026 ING Bank Śląski acquired the remaining 55% of the shares of Goldman Sachs TFI for a total cash consideration of EUR 94 million.

Acquisition remaining 55% of the shares of Goldman Sachs TFI in EUR million
Consideration paid	94
Carrying amount pre-existing interest	38
Remeasurement pre-existing interest	25
Fair value of pre-existing interest (45%)	63
Fair value of identifiable net assets (100%)	44
Goodwill	113
The remeasurement to fair value of the Group's existing 45% interest in Goldman Sachs TFI resulted in a gain of
EUR 25 million. This amount has been included in Other net income.
The acquisition resulted in the recognition of goodwill of EUR 113 million. Goodwill arising on the acquisition represents the value of expected revenue and cost synergies from the integration of the acquired business within the Group’s existing operations, the ability to attract and retain new clients, the assembled workforce, including the expertise and investment management capabilities of the fund management team, and other intangible assets that do not qualify for separate recognition.
21  Subsequent events
On 06 July 2026, ING announced the acquisition of a non-controlling stake of approximately 40% in Spanish wealth manager Singular Bank. Singular Bank is a leading independent Spanish private bank with around EUR 19 billion of client’s invested assets, offering a complete range of products and services to high-net-worth individuals.
Closing of the transaction is expected in the first quarter of 2027, subject to customary regulatory approvals.
There are no other subsequent events.
Other information

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Alternative performance measures
Our financial information is prepared in accordance with IFRS as detailed out in the financial statements of our Interim Report. In addition, in the discussion of our financial performance, we use a number of alternative performance measures, including commercial net interest income, net core lending and deposits growth, and resilient net profit.
We consider commercial net interest income, and the derived commercial net interest margin, to be useful information because the scope is restricted to those products that are mainly interest driven and excludes the interest on products where performance measurement is primarily done based on fee income (such as investment products, daily banking services and insurance products) or at the total income level (including Financial Markets and Treasury).
Commercial net interest income also excludes significant volatile items in lending and liability net interest income, thus removing items that distort period-on-period comparisons.

Reconciliation commercial net interest income (NII)
	Retail Netherlands		Retail Belgium		Retail Germany		Retail Other		Wholesale Banking		Corporate Line		Total
in EUR billion	6M2026	6M2025	6M2026	6M2025	6M2026	6M2025	6M2026	6M2025	6M2026	6M2025	6M2026	6M2025	6M2026	6M2025
Net interest income IFRS-IASB	1,919	1,508	940	886	1,245	1,215	2,157	1,929	1,918	1,543	152	209	8,331	7,290
IFRS-EU 'IAS 39 carve-out' impact									-149	-131			-149	-131
Net interest income IFRS-EU	1,919	1,508	940	886	1,245	1,215	2,157	1,929	1,768	1,412	152	209	8,181	7,159
Exclude: Other NII[1]	-144	-295	39	55	68	100	158	82	-325	-559	152	209	-52	-407
Commercial net interest income	2,062	1,803	901	831	1,177	1,115	1,999	1,847	2,093	1,971	0	0	8,233	7,566
Of which: Lending net interest income[2]													4,546	4,222
Of which: Liability net interest income[3]													3,687	3,344
1 Other NII mainly includes NII for Financial Markets and Treasury. In Financial Markets this primarily reflects the funding costs of positions for which associated revenue is reported in 'other income'. For Treasury, it includes the funding costs of specific money market and FX transactions where an offsetting revenue is recorded in 'other income', as well as interest income from other Treasury activities (such as foreign currency ratio hedging) that are not allocated to Retail or Wholesale. Furthermore, other NII includes the funding costs for our equity stakes, the NII related to investment portfolios, as well as the effect of indexation of
NII required by IAS 29 due to hyperinflation in Türkiye.
2 Lending NII includes the NII on mortgages, consumer lending, business lending, Wholesale Lending, Working Capital Solutions and Trade Finance Services. The NII is net, i.e., after internal funds transfer pricing.
3 Liability NII includes the NII on savings, deposits and current accounts. It excludes the NII on deposits in the Financial Markets and Treasury portfolios. The NII is net, i.e., after internal funds transfer pricing.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	65

We consider net core lending and deposits growth to be useful information to track our real commercial growth in customer balances. Net core lending and deposits growth measures the development of our customer lending and deposits, adjusted for currency impacts and changes in the Treasury and run-off portfolios.

Customer lending IFRS-IASB versus Customer lending IFRS-EU and Net core lending growth by segment
	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total
in EUR billion	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change
Customer lending IFRS-IASB [1]	188.9	179.2	9.8	98.2	100.1	-1.9	119.7	116.6	3.2	137.0	128.4	8.6	219.8	209.1	10.7	3.6	0.3	3.3	767.3	733.6	33.7
IFRS-EU 'IAS 39 carve out' impact													-5.7	-6.0	0.3				-5.7	-6.0	0.3
Customer lending IFRS-EU	188.9	179.2	9.8	98.2	100.1	-1.9	119.7	116.6	3.2	137.0	128.4	8.6	214.1	203.1	11.1	3.6	0.3	3.3	761.6	727.6	34.0
Exclude: FX impact												-2.0			-2.3						-4.3
Exclude: Movements in Treasury, run- off portfolios and other			-0.9			4.1			0.9			-0.2			0.2			-3.3			0.8
Net core lending growth			8.9			2.2			4.1			6.4			8.6			—			30.2
1 Loans and advances to customers excluding loan loss provisions.

Customer deposits IFRS-IASB versus Customer deposits IFRS-EU and Net core deposits growth by segment
	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total
in EUR billion	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change	30 Jun 2026	31 Dec 2025	change
Customer deposits IFRS-IASB	233.4	209.1	24.3	96.3	96.5	-0.2	166.4	157.7	8.7	182.2	173.4	8.8	94.7	84.6	10.1	0.4	—	0.4	773.3	721.4	51.9
IFRS-EU 'IAS 39 carve out' impact													-0.1	0.0	-0.1				-0.1	0.0	-0.1
Customer deposits IFRS-EU	233.4	209.1	24.3	96.3	96.5	-0.2	166.4	157.7	8.7	182.2	173.4	8.8	94.5	84.6	10.0	0.4	—	0.4	773.2	721.4	51.8
Exclude: FX impact			0.0			0.0			0.0			-0.9			-0.3						-1.1
Exclude: Movements in Treasury, run-off portfolios and other			-19.2			0.6			-0.1			-0.9			-7.7			-0.4			-27.7
Net core deposits growth			5.1			0.3			8.6			7.0			2.1			—			23.1
Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business, reference is made to 'Capital Management' for a reconciliation. Resilient net profit for the first half of 2025 and 2026 is equal to reported net profit.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2026 - Unaudited	Contents	Interim Report	Risk management	Capital Management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information	66

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ING Groep NV
(Registrant)
Date: July 29, 2026
By: /s/I.K. Lerner
I.K. Lerner
Chief Financial Officer